
05007446

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trinidad Energy Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34867 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/05









TRINIDAD

ENERGY SERVICES INCOME TRUST

PERFORMANCE
RESULTS
OPPORTUNITY

ANNUAL REPORT 2004

ANNUAL GENERAL MEETING

FORWARD-LOOKING STATEMENTS

	Year ended December 31, 2004 $	Year ended December 31, 2003 $
Revenue	**138,477,384**	62,338,242
Gross margin	**56,827,241**	23,839,961
EBITDA (1)	**42,803,081**	14,910,960
Cash flow before change in non-cash working capital (2)	**38,905,563**	15,743,076
Per unit (diluted)	**1.04**	0.86
Distributions paid and declared	**23,697,778**	8,352,005
Distributions paid and declared per unit	**.64**	.45
Payout Ratio	**61%**	53%
Net income before unit based compensation	**20,959,801**	8,025,812
Per unit (diluted)	**0.56**	0.44
Net income	**20,789,801**	4,598,812
Per unit (diluted)	**0.55**	0.25
Units outstanding (weighted average basic)	**36,833,388**	18,084,880
Units outstanding (weighted average diluted)	**37,513,167**	18,360,628

Operating days – drilling	**7,829**	3,936
Rate per drilling day	**$16,992**	$14,355
Utilization rate – drilling	**66%**	63%
C.A.O.D.C. industry average	**53%**	53%
Drilling rigs operating	**51**	21
Utilization rate – service rigs	**54%**	67%
Service rigs operating	**8**	8

(1) EBITDA means earnings before interest, taxes, depreciation, amortization and unit based compensation. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Readers are cautioned that Cash Flow before change in non-cash working capital does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash Flow before change in non-cash working capital on a consistent basis for each reporting period.

TRINIDAD

BEAR RIG #5

ONE OF THE DEEPEST CAPACITY DRILLING RIGS IN CANADA





MESSAGE TO UNITHOLDERS

Trinidad Energy Services Income Trust capitalized on its investment in people and technology in 2004 to achieve exceptional performance. Once again Trinidad demonstrated strong execution capability and outperformed the market delivering strong returns for unitholders.

The Trust delivered this strong performance while at the same time growing its business significantly. Trinidad provided investors with a combined annual return from distributions and capital appreciation of 63% in 2004. Trinidad's strategy is performance driven. Consistent operational performance together with its growth model based upon accretion have allowed Trinidad to continue to provide unitholders with strong returns.

After an exceptional year in 2004, Trinidad more than tripled its asset base during the year and reached new milestones in terms of market share and overall performance. At the same time Trinidad improved operating margins and more than doubled its drilling rig fleet.



TRINIDAD MORE THAN TRIPLED ITS ASSET BASE DURING THE YEAR

TRINIDAD'S ACCOMPLISHMENTS:

- Added 26 drilling rigs through the acquisitions of Arrow Drilling, Wilson Drilling and Jade Drilling, bringing the current rig fleet to 52 rigs;
- Completed the construction of four additional heavy double 3,600 metre drilling rigs under long-term take or pay contracts. A fifth heavy double 3,600 metre drilling rig was near completion at year-end;
- Surpassed the industry in utilization by 24%;
- Increased distributions to unitholders from $0.54 per year to $0.72 per year, while maintaining a conservative payout ratio of 61% for 2004. In early 2005, distributions increased again to $0.78 per year;
- Delivered a combined annual return for 2004 from distributions and capital appreciation of 63% to unitholders;
- Improved operating margins by controlling operating costs, deploying a focused capital investment, and securing improved day rates;
- Strengthened overall financial position in terms of working capital and financial leverage.

The oil and gas service sector as a whole set a record for drilling activity in 2004. Even under these strong market conditions, Trinidad managed to beat the industry in rig utilization by 24%, achieving overall rig utilization of 66% for the year. This is the continuation of a trend which has been achieved through continual investment in people and the rig fleet. The Trust also took advantage of strong market conditions to significantly expand the rig fleet through acquisitions and new construction. Trinidad completed the acquisitions of Arrow Drilling, Wilson Drilling and Jade Drilling, adding 26 rigs. In addition, the Trust completed the construction of 4 additional drilling rigs and 1 service rig. A 5th drilling rig was completed early in 2005. These significant capital additions during 2004 have put Trinidad in a strong market position. With an almost 8% market share, Trinidad is now the third largest Canadian based drilling contractor and has attained a market position that positions it for continued accretive expansion.

Trinidad now has 52 drilling rigs ranging in depths from 1,000 to 5,500 metres with 87% of its fleet less than 5 years old. The Trust currently has 8 service rigs and will have 12 service rigs that are either new or have been completely retrofitted and are concentrated in northwestern Alberta. Our drilling fleet is known to be one of the most modern, adaptable and competitive in the industry.

The number of operating days and the rate per drilling day both increased significantly in 2004. Trinidad achieved 7,829 operating days in 2004 compared with 3,936 in 2003, an increase of 99%. The rate per drilling day increased 18% to $16,992 in 2004 compared with $14,355 in 2003.

A key to Trinidad's growth strategy has been consistency, both in terms of our disciplined distribution policy and our focused performance. In terms of our distribution policy, our conservative approach has been effective. The Trust has a history as a service trust model, being one of the first to convert in 2002. The Trust has effectively managed its distributions to maintain a low payout ratio, and improve the balance sheet. Trinidad has effectively invested capital to provide for increased distributions. The Trust increased distributions twice in 2004 and again in 2005 to $0.065 cents per month or $0.78 per year. Total distributions for 2004 were $23.7 million or $0.64 per unit, representing a payout of 61% of funds available for distribution. This compares with a payout ratio of 53% in 2003. Trinidad's distribution policy is to distribute up to 75% of cashflow available for distribution.



TRINIDAD IS NOW THE THIRD LARGEST CANADIAN BASED DRILLING CONTRACTOR

The Trust has invested capital in assets and people to create strong and safe operational performance. Our goal is to continually add to this performance by using technology and training to create new ways of being more efficient, safer, and more cost effective. This strategy is only successful if employees are focused on this type of performance. The Trust's ability to deliver consistent above average results is directly tied to our people. Trinidad's employees are its most important asset.

Trinidad would like to take this opportunity to thank its investors and its board of directors and other business partners for their continued support.



TRINIDAD ENTERED 2005 WITH A STRONGLY POSITIONED RIG FLEET OPERATED BY SOME OF THE BEST PERSONNEL IN THE INDUSTRY.

OUTLOOK

Trinidad entered 2005 with a strongly positioned rig fleet operated by some of the best personnel in the industry. The fleet and future growth opportunities are supported by very strong market conditions. Commodity price forecasts continue to call for tight supply and demand fundamentals. Trinidad will continue to pursue accretive acquisition opportunities and new construction opportunities within the drilling rig and service rig sectors. The Trust has also been evaluating other services businesses that meet its acquisition criteria. Acquisition targets will be focused in and around the well bore. More specifically the Trust will focus domestically on service businesses that help create, stimulate, enhance, or service well bores. All investments will continue to be evaluated based on return of capital and accretion. Trinidad has also started the process of evaluating a select international market. Looking into the international market Trinidad will be very selective in areas it pursues focused on risk and return fundamentals and effective repatriation of funds. As the company enters 2005, Trinidad is excited about the future. The Trust now has the capability to capitalize on opportunities that were simply not attainable before the company achieved its growth. With the support of the company's investors, Trinidad will continue to follow its investment strategy focused on adding to its distribution capabilities and creating unitholder value.

Michael E. Heier	Lyle C. Whitmarsh	Brent J. Conway
Chairman & Chief Executive Officer	President	Chief Financial Officer



2004 REVIEW OF ACTIVITY


NEW AND
INNOVATIVE
DRILLING RIGS




OPERATED
BY STRONG
OPERATIONAL
PERSONNEL

Trinidad operated more drilling rigs at greater depths in 2004 than ever before. The company has expanded its fleet to 52 rigs and is well positioned in terms of people, performance and safety to capitalize on the high levels of activity in the oil and gas industry.

Early in 2004, rig construction was completed for two new 3,500 metre double telescopic drilling rigs in response to customer requests.

Trinidad purchased Arrow Drilling Inc. in March 2004, including five double drilling rigs and three single drilling rigs. The doubles have depth ratings of up to 2,600 metres while the singles have depth ratings of up to 1,400 metres. The acquisition also included all drill pipe and spare parts inventory. All of the rigs came complete with rig crews in place and a strong operating history at site operations.

In July 2004, Trinidad announced the closing of the acquisition of Wilson Drilling Ltd. Wilson's assets included two triple drilling rigs and two heavy double drilling rigs; the triple drilling rigs have depth ratings of 4,000 and 4,700 metres while the double drilling rigs have depth ratings of 3,000 and 3,500 metres. The acquisition also included all drill pipe and spare parts inventory and added significant drilling depth capability.

In the summer and fall of 2004, three more 3,600 metre double telescopic diesel electric drilling rigs were constructed in response to customer requests for additional drilling capacity. The new rigs are backed by take or pay contracts which provide for committed days and drilling rates. Trinidad's investment in new drilling rig technology is improving the efficiency of the entire drilling operation. Trinidad's ability to provide new and innovative drilling rigs operated by strong operational personnel has continued to provide Trinidad with opportunities to add incremental drilling capacity.

Trinidad announced the closing of its acquisition of Jade Drilling Inc. and its affiliates in November 2004, including 14 drilling rigs, drill pipe, related inventory, spare parts, rig camps and operating facility. The purchased rigs included one single drilling rig with a depth rating of 1,100 metres, three double drilling rigs with depth ratings of 1,600 metres, five double drilling rigs with depth ratings of 2,000 to 2,500 metres and five heavy double drilling rigs with depth ratings of 3,000 metres. Jade Drilling is a well known name in the drilling business. Jade has been a drilling contractor for over 20 years and adds key operational experience and fleet capacity to Trinidad.

1. OPERATIONS

Trinidad is in the process of constructing a building on 40 acres of land in Nisku, Alberta to replace the Trust's four existing facilities. The custom-built facility is slated for completion on September 1, 2005. Trinidad's active acquisition program in 2004 necessitated the amalgamation of the different divisions of the Trust into one operational centre to ensure continued efficiency of the Trust's operations. The new building will literally bring all the divisions together under one roof.

Trinidad's operational focus is to have all the required equipment available to enable operators to drill for oil and gas efficiently. Operators want to simplify their drilling process. Trinidad pursues technological enhancements to provide safer, more efficient operations. Despite the Trust's sometimes feverish levels of activity, we have not lost that focus.

Through a vigorous program of technology development, Trinidad pursues the latest options in operating technology. For example, the company built five diesel heavy double drilling rigs with state-of-the-art components that are top drive, iron roughneck, power line carrier (PLC) compatible. This equipment enhances performance. Although incremental technology cannot be added to every existing rig, every new rig comes equipped with the latest technology. Trinidad has the infrastructure in place to manage and operate rigs smoothly and according to specifications. Trinidad has the skilled and experienced people to ensure continued performance.

TRINIDAD PURSUES TECHNOLOGICAL **ENHANCEMENTS** TO PROVIDE **SAFER,** MORE **EFFICIENT** OPERATIONS



2. MARKETING

Trinidad has excellent relationships with oil and gas operators. The Trust's customers appreciate Trinidad's ability to deliver drilling packages on time, on budget and with above standard crews and equipment. Trinidad focuses on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel.

Thanks to Trinidad's management philosophy, customers appreciate their direct access to decision makers. The Trust takes full advantage of its corporate structure to make corporate decisions quickly. In addition to solving problems quickly, Trinidad's complement of skilled crews and investment in technology enable the company to drill cost-effectively. Simply put, we save our customers money. In return for this they reward us with above average industry utilization.

Trinidad's acquisitions have transformed the Trust into a complete provider of drilling services. Trinidad is now able to drill any well in Western Canada, whether the depth is 1,000 metres or 5,500 metres. The Trust's acquisitions in 2004 added the capacity to handle the increasing pressure to supply quality equipment and quality crews. Trinidad's expanded drilling fleet now allows operators to fill all their drilling requirements through one provider.

3. SAFETY

Trinidad's management team recognizes that safety starts at the top. In order to pursue a zero accident rate, Trinidad maintains its equipment, conducts routine safety inspections and takes steps to ensure its leaders are trained properly, both in terms of the latest safety methods and in managing people.




TRINIDAD VALUES EACH EMPLOYEE AND
MAKES AN INVESTMENT IN THEIR TRAINING

A zero accident rate involves more than safety training; it involves a change in culture. Managers must be taught how to motivate people. The industry cannot afford to hand untrained managers an $8-million asset and 15 crew members and hope for the best. At Trinidad, safety is about taking care of people.

Trinidad has been able to attract skilled crews throughout its growth because it values each employee and makes an investment in their training. Experienced well trained employees work safer; their understanding of their work translates into fewer accidents. Despite the Trust's growth to about 1,200 employees, the culture at Trinidad ensures people are a part of the team. Rig managers, field superintendents and operations managers are empowered to make changes in response to concerns from the field. Field personnel know their concerns will be addressed. Trinidad is taking care of safety by taking care of people first.

4. ENVIRONMENT

Trinidad's aggressive environmental protection policy has been incorporated into the Trust's procedures for equipment maintenance, site inspections and waste disposal.

The Trust makes every effort to minimize the impact of its operations on the environment by enforcing policies such as noise controls, by conducting audits and by being responsive to concerns raised by government, the public and employees.

Trinidad's practices comply with provincial standards for oilfield waste management. The Trust takes steps to communicate these standards to employees to ensure everyone is aware of Trinidad's expectations, the government's expectations and the value of responsible citizenship.

5. WELL SERVICING

The well servicing division continued to focus on operational changes to improve worker safety, meet changes in industry safety requirements for training and equipment, lower cost of operations and set the stage for increased revenues and profitability.

A new General Manager was hired in April to head the division. He initiated the replacement of two older rigs with two new 2,400 metre single/double mobile free standing rigs built to meet all current industry safety standards and with the latest fuel efficient engine and pump technologies. The new rigs have had immediate acceptance and utilization by Trinidad Well Servicing's current customers. The Trust has ordered four new mobile double/triple service rigs with a 3,500 metre capacity to enable the company to work in growing market areas such as the Alberta foothills, northwest Alberta and northeastern British Columbia. The first rig was delivered in February 2005 and went immediately to northwest Alberta. The well servicing division improved on its COR Partnership safety rating after the current year audit and is working on further improvement. The new rigs incorporate the latest in pump technologies and will incorporate newer methods of pipe handling, well control and improved worker safety.

The company underwent a name change from Progressive Well Servicing to Trinidad Well Servicing and became a separate wholly owned entity of Trinidad Drilling Ltd. in conjunction with geographic and equipment expansion. The well servicing division is focused on being the premium provider of well servicing equipment, personnel and services in the Lloydminster heavy oil market and the growing Western Canadian Sedimentary Basin market for natural gas. The well servicing division is becoming more balanced between these markets rather than wholly dependent upon heavy oil production areas. The company has been able to diversify its customer base and revenue opportunities.

Trinidad Well Servicing will continue to look at generic growth opportunities and acquisitions that are accretive and provide competitive advantages with size, technology, personnel and geographic expansion.



DRILLING & SERVICE RIG FLEET

Rig #	Type	Manufacturer & Type	Depth (metres)
TRINIDAD DRILLING			
1	Heavy Double	Rigmaster P-500	3,200
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-500	3,200
4	Heavy Double	Rigmaster P-500	3,200
5	Triple	TMS Unit 15	2,400
6	Single	George E. Failing 2500	1,000
7	Single	R300	1,400
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
SATURN DRILLING			
1	Heavy Double	TSM 7000A	3,000
2	Heavy Double	Rigmaster P600	3,000
3	Triple	Rigmaster P850	3,500
4	Heavy Double	TSM 7000A	3,200
BEAR DRILLING			
1	Heavy Double	TSM 7000	3,600
2	Heavy Double	Franks 750	3,300
4E	Heavy Double	Alco 750	3,500
5E	Triple	TSM 1200-E	5,500
6E	Triple	TSM 1000	4,200
40E	Heavy Double	Rigmaster E-750	3,500
41E	Heavy Double	Rigmaster E-750	3,500
42E	Heavy Double	Rigmaster E-750	3,500
43E	Heavy Double	Rigmaster E-750	3,500
44E	Heavy Double	Rigmaster E-750	3,500
WILSON DRILLING			
1	Heavy Double	Alco 750	3,200
2E	Triple	Continental Emsco D-2E	4,600
3	Heavy Double	TSM 700	3,000
6E	Triple	Rigmaster P-850	4,000

Rig #	Type	Manufacturer & Type	Depth (metres)
ARROW DRILLING			
1	Double	Superior 300	1,700
2	Single	Gardner Denver 3000	1,300
3	Single	Rigmaster P300	1,300
4	Double	Superior 300	1,800
5	Heavy Double	Rigmaster P500	2,300
6	Double	Ideco H30	2,000
7	Single	Ideco H25	1,300
8	Heavy Double	Rigmaster P500	2,600
JADE DRILLING			
2	Single	Wilson Super 38	1,100
3	Heavy Double	TSM 7000A	3,000
4	Heavy Double	TSM 7000A	3,000
5	Double	TSM 6000	2,200
6	Wheeled Double	TSM 6000M	1,600
7	Double	TSM 6000M	2,000
8	Double	TSM 6000M	1,600
9	Double	TSM 6000	1,600
10	Double	TSM 6000A	2,000
11	Double	TSM 6000M	2,200
12	Heavy Double	TSM 7000A	3,000
14	Heavy Double	TSM 7000A	3,000
15	Heavy Double	TSM 7000A	3,000
16	Heavy Double	TSM 7000A	3,000
TRINIDAD WELL SERVICING			
3	Double/Single	Cardwell Mainland	1,500
4	Double/Single	Cardwell Mainland	1,500
6	Single/Single	Uniflex	1,000
7	Double/Single	Cardwell Mainland	1,500
8	Double/Single	Cooper	1,500
10	Double/Single	Sky Top Brewster	2,000
12	Double/Single	Irontech	2,400
14	Double/Single	Irontech	2,400



MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis has been prepared taking into consideration information available to February 24, 2005. The following discussion is based on the Trust's consolidated financial statements which were prepared in accordance with Canadian generally accepted accounting principles. The discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes contained in this report. Additional information, including the Annual Information Form, is filed on Sedar at www.sedar.com.

The Trust commenced operations on September 18, 2002. The financial information follows the continuity of interest basis as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

The report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.


OPPORTUNITIES
TO GROW
THE STRENGTH
TO SUCCEED

OVERVIEW

During the past year the oil and gas service sector set a record in terms of drilling activity. The industry drilled approximately 21,593 wells in 2004 as compared to approximately 19,900 wells in 2003. These activity levels were driven by very strong supply demand fundamentals for both oil and gas. Low storage levels and rising demand for gas and oil caused commodity prices to rise and created favorable market conditions for oil and gas exploration. Industry rig utilization for 2004 was 53% overall with Trinidad again beating the industry by 24% and having overall rig utilization of 66% for the year.

During 2004, Trinidad capitalized on these market conditions by significantly expanding our rig fleet through both acquisition and new construction. In 2004, Trinidad completed the acquisitions of Arrow Drilling, Wilson Drilling, and Jade Drilling which added 26 rigs.

In addition, the Trust completed the construction of four additional drilling rigs and two service rigs. A fifth drilling rig was completed subsequent to year end. These significant capital additions during 2004 have put Trinidad in a strong market position and have also added to the Trust's market share. Trinidad is now the third largest Canadian based drilling contractor and has attained a market position that will provide for continued growth and accretive expansion.

DRILLING CONTRACTORS BY NUMBER OF WELLS & METRES DRILLED

*Source: Daily Oil Bulletin


27.1%
OTHER
32.5%
PRECISION
4.5%
AKITA
7.6%
TRINIDAD DRILLING
6.5%
NABORS
21.8%
ENSIGN

FOURTH QUARTER REVIEW

Trinidad's fourth quarter reflects both an increase in overall drilling activity and the extra capacity that has been added through acquisition. Trinidad's operating days increased to 3,011 from 1,398 in 2003 while utilization for the same period increased to 76% from 72%. Trinidad continued its strong utilization and margin performance and surpassed the industry utilization by 23% in the fourth quarter. During the fourth quarter, Trinidad continued to add to its drilling capabilities by acquiring Jade Drilling and building two new telescopic double drilling rigs under contract to meet customer demands. Trinidad's revenues for the fourth quarter increased to $58.8 million from $24.1 million in 2003. Earnings before interest, taxes, depreciation and amortization increased from $6.0 million to $26.1 million for the fourth quarter of 2004. Cash flow before change in non-cash working capital for the fourth quarter increased to $19.7 million ($.43 per unit) from $7.4 million ($.29 per unit) in 2003. Net income before unit based compensation expense for the same period increased to $10.2 million ($.22 per unit) from $3.5 million ($.14 per unit) in 2003.

The acquisitions and new construction programs were financed with new equity, debt financing, and the use of internal cash flow. Trinidad's balance sheet leverage is also improved from 2003 as a result of its financing strategy which was aimed at providing increased balance sheet strength and greater financial flexibility.



	2004				
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
Financial Highlights					
Revenue	58,771,954	30,367,852	17,118,011	32,219,567	138,477,384
Gross margin	26,779,203	11,940,258	3,952,402	14,155,378	56,827,241
EBITDA [1]	26,112,895	5,474,938	1,692,900	9,522,348	42,803,081
Per Unit (diluted)	0.56	0.14	0.05	0.32	1.14
EBITDA before unit based compensation	21,308,895	8,195,938	1,388,900	12,079,348	42,973,081
Per Unit (diluted)	0.46	0.21	0.04	0.41	1.15
Cash flow before change in non-cash working capital [2]	19,767,554	7,301,799	637,468	11,198,742	38,905,563
Per unit (diluted)	0.43	0.19	0.02	0.38	1.04
Net income before unit based compensation	10,245,393	4,132,450	25,502	6,556,456	20,959,801
Per unit (diluted)	0.22	0.11	0.00	0.22	0.56
Net income	15,049,393	1,411,450	329,502	3,999,456	20,789,801
Per unit (diluted)	0.33	0.04	0.01	0.13	0.55
Units outstanding (weighted average - basic)	45,232,807	38,223,942	35,443,270	29,096,982	36,833,388
Units outstanding (weighted average - diluted)	46,271,695	39,110,006	35,505,688	29,788,499	37,513,167
Operating Highlights					
Operating days - drilling	3,011	1,898	1,052	1,868	7,829
Rate per drilling days	18,942	15,331	15,312	16,482	16,992
Utilization rate - Trinidad	76%	61%	37%	87%	66%
CAODC industry average	62%	46%	30%	73%	53%
Drilling rigs operating	51	35	31	31	51
Utilization rate for service rigs	61%	47%	48%	57%	54%
Service rigs operating	8	8	7	8	8

	2003				
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
Financial Highlights					
Revenue	24,107,225	17,814,703	6,539,505	13,876,809	62,338,242
Gross margin	10,876,610	6,564,777	1,336,734	5,061,840	23,839,961
EBITDA [1]	5,949,208	4,789,423	72,567	4,099,762	14,910,960
Per unit (diluted)	0.23	0.22	0.00	0.38	0.81
EBITDA before unit based compensation	8,410,208	5,400,423	427,567	4,099,762	18,337,960
Per unit (diluted)	0.33	0.24	0.03	0.38	1.00
Cash flow before change in non-cash working capital [2]	7,455,029	4,607,787	(71,868)	3,752,128	15,743,076
Per unit (diluted)	0.29	0.21	(0.01)	0.35	0.86
Net income before unit based compensation	3,547,399	2,713,692	(308,049)	2,072,773	8,025,812
Per unit (diluted)	0.14	0.12	(0.02)	0.2	0.44
Net income (loss)	1,086,396	2,102,692	(663,049)	2,072,773	4,598,812
Per unit (diluted)	0.04	0.09	(0.04)	0.2	0.25
Units outstanding (weighted average - basic)	25,205,568	21,593,352	14,976,887	10,618,685	18,084,880
Units outstanding (weighted average - diluted)	25,481,316	22,143,023	15,374,891	10,743,349	18,360,628
Operating Highlights					
Operating days - drilling	1,398	1,193	455	890	3,936
Rate per drilling days	16,050	14,004	11,261	13,743	14,355
Utilization rate - Trinidad	72%	68%	33%	83%	63%
CAODC industry average	57%	53%	30%	72%	53%
Drilling rigs operating	21	20	15	12	21
Utilization rate for service rigs	70%	67%	57%	71%	67%
Service rigs operating	8	8	8	8	8

(1) EBITDA means earnings before interest, taxes, depreciation, amortization and unit base compensation. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

(2) Readers are cautioned that Cash Flow before change in non-cash working capital does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash Flow before change in non-cash working capital on a consistent basis for each reporting period.

REVENUE & OPERATING EXPENSE (Millions $)

	2004	2003	$ Change	
Revenue	**138.5**	62.4	76.1	122%
Operating expense	**81.6**	38.5	43.1	112%
Margin percentage	**41%**	38%	3%	8%


THREE YEAR REVENUE
$ million
$160
$140
$120
$100
$80
$60
$40
$20
$0
27.5
62.4
138.5
2002
2003
2004

RESULTS OF OPERATIONS

Trinidad's revenues for 2004 increased to $138.5 million from $62.4 million in 2003. This represents a 122% increase from the revenues Trinidad achieved in 2003. These revenues are a direct result of the strong market conditions which prevailed in 2004 as well as Trinidad's significant growth. Operating expenses for the year increased to $81.6 million from $38.5 million effectively in proportion to the increase in revenue. The improved margins which were achieved are a result of a number of factors including activity levels, efficient operating practices and above average rig utilization.

GENERAL & ADMINISTRATIVE EXPENSES (Millions $)

	2004	2003	$ Change	
General & administrative expenses	**13.9**	5.5	8.4	153%

General and administrative expenses for 2004 totaled $13.9 million as compared to $5.5 million in 2003. The increase in general and administrative expense is a result of the expansion of Trinidad's business through both acquisition and new construction. As a percentage of revenue, general and administrative expense only increased to 10% in 2004 from 9% in 2003 due in part to changes in accounting that expensed certain costs to general and administrative expenses that had previously been classified as capital costs related to acquisitions.

DEPRECIATION EXPENSE

	2004	2003	$ Change	
Depreciation expense (Millions $)	**14.7**	5.8	8.9	153%
Depreciation expense per drill day ($)	**1,878**	1,473	405	27%

Depreciation expense for 2004 increased to $14.7 million from $5.8 million in the previous year. On a per drill day basis, depreciation expense increased from $1,473 to $1,878 per drilling day.

The increased rate per drilling day is due to the deeper capacity rigs which were purchased during the year which have higher capital costs. Trinidad's depreciation increase is a result of the increased drilling days experienced in 2004.

INCOME TAX EXPENSES (Thousands $)

	2004	2003	$ Change	
Current taxes	**866**	336	530	157%
Future taxes	**3,238**	1,886	1,352	71%

Trinidad's current taxes increased in 2004 as a result of capital taxes which rose due to the increase in capital assets. Future taxes increased as a result of an increase in the difference between the accounting value and the tax value of the assets.

NET INCOME AND CASH FLOW (Millions $)

	2004	2003	$ Change	
Net income before unit based compensation	**21.0**	8.0	13	162%
Net income	**20.8**	4.6	16.2	352%
Cash flow before change in non-cash working capital	**38.9**	15.7	23.2	147%

2004 net income includes a $170,000 expense resulting from unit based compensation (2003 - $3,427,000).

Both net income and net income before unit based compensation have been presented to allow the reader to evaluate the impact of these items.

Net Income for 2004 increased to $20.8 million from $4.6 million in 2003 representing a 352% increase. Net Income increased in 2004 to $.55 per unit from $.25 per unit in 2003.

The additions the Trust made through acquisitions and new construction significantly added to the earnings capability of Trinidad. This growth combined with strong utilization and industry activity caused net income to increase substantially.


THREE YEAR NET INCOME
$ million
$25
$20
$15
$10
$5
$0
1.3
4.6
20.8
2002
2003
2004
THREE YEAR NET INCOME
PER UNIT (SHARE) - DILUTED
$
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0
$0.12
$0.25
$0.55
2002
2003
2004

Cash flow before change in non-cash working capital for 2004 increased to $38.9 million from $15.7 million for an increase of 147% from 2003. Cash flow before changes in non-cash working capital on a per unit basis increased to $1.04 per unit from $.86 per unit in 2003.

CAPITAL INVESTMENT (Millions $)

	2004	2003	$ Change	
Capital asset additions	**214.7**	70.0	144.7	207%

Capital additions were significant for the Trust in 2004 due to its acquisitions and new construction.
Capital additions for 2004 were as follows:

New Construction	$ 22.5
Arrow Acquisition	$ 44.4
Wilson Acquisition	$ 32.2
Jade Acquisition	$ 87.6
Investment in Current Fleet	$ 28.0
	$ 214.7


THREE YEAR CAPITAL ASSETS
NET BOOK VALUE
$ million
$350
$300
$250
$200
$150
$100
$50
$0
38.5
102.9
302.8
2002
2003
2004

The additions that were completed added significant drilling capability and capacity to Trinidad. These additions have allowed Trinidad to provide a complete range of drilling services and contributed positively to the Trust's operating results. Trinidad's capital expenditures in 2004 were much higher than in 2003 due to the successful growth of the Trust. The additions completed were in response to Trinidad's customer requests for deeper drilling capacity and in response to market driven demand fundamentals.




THREE YEAR TOTAL ASSETS
$ million
$400
$350
$300
$250
$200
$150
$100
$50
$0
48.2
141.0
372.5
2002
2003
2004

UNITHOLDERS' CAPITAL (Millions $)

	2004	2003	$ Change	
Unitholders' Capital	**222.8**	79.1	143.7	182%

Unitholder Capital increased by $143.7 million with the issuance of an additional 17.9 million units. These units were issued to complete the Arrow, Wilson and Jade acquisitions. (See note 4 in the consolidated financial statements). Subsequent to year end, .28 million Initial Series and 1.69 million Series B exchangeable shares have been exchanged for 2.01 million trust units. (See note 11 in the consolidated financial statements). Unitholders' capital on February 24, 2005 was $238.1 million.

CONTRACTUAL OBLIGATIONS (Thousands $)

	Total	< 1 Year	1–3 years	4–5 years	After 5 years
Leases, Building & Equipment	2,959	837	1,413	709	Nil

LIQUIDITY & CAPITAL RESOURCES (Millions $)

	2004	2003	$ Change	
Working capital	**11.8**	9.2	2.6	28%
Net debt	**49.1**	25.9	23.2	90%
Net debt as a percentage of assets	**13%**	18%	(5)%	(27)%
Net debt as a percentage of cash flow before non-cash working capital	**126%**	164%	(38)%	(23)%

In 2004, Trinidad's strategy for growth included a strategy of focused financing. The Trust's goals were to finance its growth on an accretive basis and at the same time improve its overall financial position in terms of working capital and net debt. The Trust's balance sheet at the end of 2004 leaves Trinidad in a very strong position to capitalize on future opportunities.

Trinidad's working capital position at December 31, 2004 was $11.8 million compared to $9.2 million for the prior year. The Trust's net debt position increased to $49.1 million from $25.9 million while at the same time, capital assets increased from $103.0 million in 2003 to $302.8 million in 2004. In essence, at the end of 2004, Trinidad has tripled its asset base and financed this growth in a manner that improved the overall financial position of the Trust.

Looking ahead to 2005, future growth opportunities will be financed based on the same financing strategy of maintaining a strong financial position and managing investment risk for our unitholders.


THREE YEAR LONG TERM DEBT
$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
13.9
42.2
67.4
2002
2003
2004

DISTRIBUTIONS

The Trust manages its distributions based on a payout ratio goal of up to 75% of funds available for distribution. Distributions are reviewed at least on a quarterly basis and distribution levels set based on cash flow from operations on an earned basis.

Trinidad entered 2004 with a distribution of $.54 per unit annually. The distribution was increased to $.66 in March of 2004 and to $.72 per unit annually in July. The difference between cash flow before changes in non-cash working capital and available for distribution and the actual distribution was $.40 per unit. These funds have been retained in the Trust to fund future growth opportunities, debt repayment and future distribution.


THREE YEAR DISTRIBUTIONS
$ million
$25
$20
$15
$10
$5
$0
0.6
8.4
23.7
2002
2003
2004

	2004		2003	
Cash flow before change in non-cash working capital	**38,905,563**	**100%**	15,743,076	100%
Distribution paid & declared	**(23,697,778)**	**61%**	(8,352,005)	53%
Cash retained for growth, debt reduction & future distribution	**15,207,785**	**39%**	7,391,071	47%
Cash flow before change in non-cash working capital per unit	**$1.04**		$.86	
Distributions paid & declared per unit	**$(.64)**		$(.45)	
Cash retained per unit	**$.40**		$.41	
Annual distribution per unit at year end	**$.72**		$.54	

Trinidad converted to a trust and started paying monthly distributions in November 2002.

As announced in a press release dated February 7, 2005, Trinidad again increased distributions to $.78 per unit annually.


ACQUISITION HISTORY & MONTHLY DISTRIBUTION PERFORMANCE
$
$12
$10
$8
$6
$4
$2
$0
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0
Trinidad
Saturn
Bear
Arrow
Wilson
Jade
Share Price
Distribution Level
2002
2004



CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis is based on the Trust's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Trust's significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's capital assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions using the Black-Scholes methodology to produce an estimate of compensation. This estimate may vary due to change in actual unit price.

Allowance For Doubtful Accounts Receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

The Trust is required to perform an annual goodwill impairment test. This test will be performed in the first quarter of 2005.

OUTLOOK

Activity during 2004 reached a record level again in terms of wells drilled. Despite these levels of activity in Western Canada, the oil and gas industry has struggled to replace reserves for the past two years. Trinidad has also worked hard to keep up in terms of drilling capacity to meet its customer demands. Looking ahead to 2005, the supply demand balance for gas domestically and oil globally will remain very tight. As a result of these demand supply fundamentals, the oil and gas sector should continue to enjoy strong commodity pricing for 2005 and into 2006. Trinidad is well positioned to continue to take advantage of these market conditions for the benefit of its unitholders.

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors, such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions



Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for most production or damages.

We manage these risks using the following approach:

1. **Client satisfaction and relationship building.** We recognize that the success of any drilling company is based on high levels of customer satisfaction and strong business relationships. With our up-to-date fleet of rigs, Trinidad can complete wells with significant overall cost savings compared to wells completed with other rigs. We, in turn, are able to pass these savings on to the customer. In addition, we strive to hire top quality people. These high-calibre employees are integral to our strategy of developing an understanding of each specific customer's needs and then tailoring innovative, practical and cost-effective solutions to meet these needs. Feedback is provided on a regular basis by internal performance evaluations, including feedback from customers, which assists us in assessing how well the objectives are being met.

2. **Adoption and implementation of technology.** The drilling industry is constantly evolving through advances in technology, which translates into cost savings and production and performance improvements. We continuously monitor the industry to keep pace with and implement appropriate technological advances. In addition, we strive to promote and develop internal advances, some of which may be proprietary in nature. Trinidad's rigs and historical utilization record attest to this.

3. **Creation of economic efficiencies.** We recognize that having top-calibre employees and high-quality equipment are important building blocks for a successful drilling company. Effective management also involves creating the optimum blend of equipment utilization and revenue streams to reap maximum economic returns. Such planning underlies all of our operations.

4. **Emphasis on growth and diversification.** As part of a growth strategy, we evaluate acquisition and construction opportunities to add quality rigs to the fleet. The ability to acquire or construct rigs for our fleet is constrained by Trinidad's ability to finance such acquisitions, the availability of drilling rig construction contracts, as well as the availability to obtain rigs

at acceptable prices. In addition to rig acquisition and construction opportunities, to the extent that the market provides value enhancing opportunities for the corporation, we are considering acquiring and constructing assets to develop lines of business that complement our current operations, such as our recent expansion into the well servicing sector.

5. **Safety & environment.** We have made safety a focus in all aspects of our operations. In addition to protecting the well-being of employees, a safe workplace increases employee efficiency and prevents costly downtime from injuries as well as workers compensation and other claims. We foster a safe work environment through our safety program, which includes training for employees, regular maintenance of equipment and routine safety inspections.

6. **Workforce availability.** The Trust's ability to provide reliable services depends on the availability of well trained, experienced crews to operate the Trust's field equipment. Consistency is required to maintain a skilled workforce with the need to establish cost structures that fluctuate along with activity levels. In the drilling sector the most experienced people are retained during periods of low utilization and the Trust has established training programs for employees who are inexperienced. Management works closely with industry associations to ensure competitive compensation levels in order to attract new workers to the industry as required.

7. **Liability Insurance.** In addition, Trinidad protects its unitholders and the financial position of the company by carrying public liability insurance. This provides coverage for damage to, or destruction of, company owned assets and the replacement or repair of those assets at the company's replacement costs.

8. **Financing Strategy.** Trinidad, as part of its financing strategy, seeks to maintain a strong balance sheet position. This strategy is reflected in terms of Trinidad's financial leverage and the Trust's low payout ratio of up to 75% of available cash flow.

Western Canadian Drilling Activity

	1999	2000	2001	2002	2003	2004
Number of wells drilled	10,605	16,485	17,933	14,459	19,851	21,593
Total metres drilled (000's)	11,434	17,598	19,046	15,434	20,479	23,001
Average well depth (metres)	1,078	1,068	1,062	1,067	1,032	1,065
Average industry rig utilization	40%	55%	53%	39%	53%	53%

Source: CAODC





FINANCIAL STATEMENTS

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

The Corporate Governance and Nominating Committee of the Trust was established by the Board of Directors of Trinidad Drilling Ltd. to assist the Board of Directors in fulfilling its responsibilities to the Trust by evaluating, developing, and making recommendations with respect to implementing the process and structure used to supervise the business and affairs of Trinidad, with the objective of enhancing Trinidad's and the Trust's performance and unitholder value. The corporate governance process and structure define the allocation of authority to establish mechanisms for achieving accountability of the Board of Directors and management of Trinidad to the Trust's unitholders and other stakeholders.



MANAGEMENT'S REPORT

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information in this annual report. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that relevant and reliable information is produced in a timely manner.

External auditors, appointed by the unitholders, have examined the financial statements. Their report is presented below. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.



Lyle C. Whitmarsh
President
February 18, 2005



Brent J. Conway
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of Trinidad Energy Services Income Trust

We have audited the consolidated balance sheets of Trinidad Energy Services Income Trust ("Trinidad") as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of Trinidad's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Trinidad as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta
February 18, 2005

CONSOLIDATED BALANCE SHEETS

(As at December 31)	2004 $	2003 $
Assets		
Current assets		
Cash	-	4,894,110
Accounts receivable	**50,138,731**	21,308,022
Prepaid expenses	**142,799**	69,198
	50,281,530	26,271,330
Deposit on capital assets (note 13)	**8,935,038**	10,869,167
Capital assets (note 6)	**302,773,021**	102,917,660
Goodwill (note 4)	**9,806,100**	-
Deferred finance costs (note 5)	**658,076**	882,836
	372,453,765	140,940,993
Liabilities		
Current liabilities		
Bank overdraft	**1,988,102**	-
Operating line of credit (note 7)	**8,000,000**	-
Accounts payable	**19,174,113**	8,797,365
Accrued trust distributions	**2,753,887**	1,257,745
Current portion of long term debt (note 8)	**6,482,172**	7,081,819
	38,398,274	17,136,929
Long term debt (note 8)	**60,908,637**	35,127,703
Future income taxes (note 9)	**18,092,567**	5,048,467
	117,399,478	57,313,099
Unitholders' equity		
Unitholders' capital (note 10)	**222,814,863**	79,093,121
Exchangeable shares (note 11)	**30,800,000**	-
Contributed surplus	**3,054,628**	3,242,000
Accumulated trust distributions (note 3)	**(32,604,103)**	(8,906,325)
Accumulated earnings	**30,988,899**	10,199,098
	255,054,287	83,627,894
	372,453,765	140,940,993



Michael E. Heier,
Director



Kevin Bennett,
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	Year ended December 31, 2004 $	Year ended December 31, 2003 $
Revenue		
Operating	**138,477,384**	62,338,242
Expenses		
Operating	**81,650,143**	38,498,281
General and administrative	**13,854,160**	5,502,001
Unit based compensation	**170,000**	3,427,000
Depreciation and amortization	**14,707,762**	5,824,505
Interest	**3,201,335**	2,265,207
Income before income taxes	**24,893,984**	6,821,248
Income taxes (note 9)		
Current	**866,183**	335,973
Future	**3,238,000**	1,886,463
	4,104,183	2,222,436
Net Income	**20,789,801**	4,598,812
Accumulated earnings – beginning of year	**10,199,098**	5,600,286
Accumulated earnings – end of year	**30,988,899**	10,199,098
Earnings per unit		
Basic	**.56**	.25
Diluted	**.55**	.25

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Year ended December 31, 2004 $	Year ended December 31, 2003 $
Cash provided by (used in)		
Operating activities		
Net income for the year	**20,789,801**	4,598,812
Items not affecting cash		
Depreciation and amortization	**14,707,762**	5,824,505
Unit based compensation	**170,000**	3,427,000
Loss on sale of assets	**-**	6,296
Future income taxes	**3,238,000**	1,886,463
Cash flow before change in non-cash working capital	**38,905,563**	15,743,076
Net change in non-cash operating working capital (note 14)	**(23,245,6243)**	(11,282,918)
	15,659,939	4,460,158
Investing activities		
Decrease (increase) in deposits on capital assets	**1,934,129**	(10,869,167)
Acquisition of assets of Saturn Drilling (note 4a)	**-**	(16,650,000)
Acquisition of assets of Bear Drilling (note 4b)	**-**	(40,000,000)
Acquisition of assets of Arrow Drilling (note 4c)	**(26,438,000)**	-
Acquisition of assets of Wilson Drilling (note 4d)	**(19,244,157)**	-
Acquisition of assets of Jade Drilling (note 4e)	**(78,862,500)**	-
Purchase of capital assets	**(50,620,466)**	(12,440,383)
Proceeds from dispositions	**389,260**	47,368
Change in non-cash working capital item – accounts payable	**4,718,062**	3,698,214
	(168,123,672)	(76,213,968)
Financing activities		
Increase (decrease) in line of credit	**8,000,000**	(4,178,548)
Increase in long term debt – net	**25,181,287**	28,321,965
Net proceeds from unit issues (note 10)	**134,601,870**	59,033,654
Debt financing cost	**-**	(5,597)
Trust distributions	**(23,697,778)**	(8,352,005)
Change in non-cash working capital item – accrued distributions	**1,496,142**	1,257,745
	145,581,521	76,077,214
(Decrease) increase in cash for the year	**(6,882,212)**	4,323,404
Cash – beginning of year	**4,894,110**	570,706
Cash – end of year	**(1,988,102)**	4,894,110

CONSOLIDATED NOTES OF FINANCIAL STATEMENTS

1. Structure of the Trust

Organization

Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the business Corporations Act (Alberta) pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Trinidad Acquisition Corp., a wholly owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one to one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. Significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Drilling rigs are depreciated using a unit of production method based on 3,300 drill days (estimated salvage value of 10%). Drilling pipe and collars are depreciated using a unit of production method based on 1,300 drilling days (without salvage value). Well servicing rigs are depreciated on a straight-line basis over fifteen years (estimated salvage value of 20%). Office furniture and shop equipment are depreciated on a straight-line basis over five years. Automotive equipment is depreciated on a straight-line basis over four years (estimated salvage value of 10%). Buildings are depreciated on a straight-line basis over twenty five years. Inventory of spare parts and tubulars are carried at the lower of cost or replacement value. Cost is determined according to the specific item method.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. For accounting purposes the difference between the purchase price and tax value is tax affected and recorded as goodwill and future income tax liability. Goodwill is not subject to amortization, but is tested for impairment on an annual basis by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

Financial instruments

The Trust's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable, operating line of credit and long term debt. It is management's opinion that the Trust is not exposed to significant interest, currency, or credit risks other than such risk relating to debt and the operating line of credit which varies with prime and a 1% change in prime, would affect after tax earnings by approximately $763,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Per unit data

Earnings per unit is calculated using the weighted-average number of units and exchangeable shares outstanding during the year. Diluted calculations have been completed using the treasury method in accordance with Canadian generally accepted accounting principles.

Unit based compensation

The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The Trust uses the fair value method using the Black-Scholes model to calculate compensation expense.

Income tax

The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the unitholders. The Trust intends to allocate all taxable income to the unitholders.

Deferred finance costs

Costs associated with obtaining financing are deferred and amortized on a straight-line basis over five years. The amortization is included in depreciation and amortization expense.

3. Reconciliation of cash available for distribution and accumulated cash distributions

	2004	2003
Cash flow before change in non-cash working capital	**$38,905,563**	$15,743,076
Cash distributions paid and declared	**23,697,778**	8,352,005
Cash retained for growth capital expenditures and future distributions	**$15,207,785**	$7,391,071
Cash distributions paid during the year	**$20,943,891**	$7,094,260
Distributions declared and payable	**2,753,887**	1,257,745
Accumulated trust distributions - beginning of the year	**8,906,325**	554,320
Accumulated trust distributions - end of the year	**$32,604,103**	$8,906,325

4. Acquisitions

a) Acquisition of assets of Saturn Drilling

On April 9, 2003 Trinidad Drilling purchased substantially all the assets of Saturn Drilling for $16.4 million plus acquisition costs of $1.1 million. The Trust issued 4,615,385 units at $2.60 per unit for gross issue proceeds of $12.0 million.

	2003
Capital assets	$16,650,000
	$16,650,000
Financed as follows:	
New equity raised net of issue costs	$10,710,000
Debt financing	5,940,000
	$16,650,000

b) Acquisition of assets of Bear Drilling

On July 15, 2003 Trinidad Drilling purchased substantially all the assets of Bear Drilling for $41.0 million, $40.0 million of which was paid in cash and $1.0 million in trust units. The Trust issued 6,944,444 units at $3.60 per unit for gross issue proceeds of $25.0 million plus 277,778 units were issued to Bear Drilling shareholders at $3.60 for a total of $1.0 million.

	2003
Capital assets	$41,000,000
	$41,000,000
Financed as follows:	
New equity raised net of issue costs	$23,454,000
New equity issued to shareholders of Bear Drilling	1,000,000
Debt financing	16,546,000
	$41,000,000

Total cash proceeds above include the new equity raised of $23,454,000 plus the debt financing of $16,546,000 for a total of $40,000,000.

c) Acquisition of assets of Arrow Drilling

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.4 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

	2004
Capital assets	$44,438,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,438,000
Financed as follows:	
New equity raised net of issue costs	$26,438,000
Exchangeable shares	18,000,000
	$44,438,000

Goodwill from this acquisition is not tax deductible.

d) Acquisition of assets of Wilson Drilling

On July 27, 2004 Trinidad Drilling purchased substantially all the assets of Wilson Drilling for $32.4 million. The Trust issued 3,298,707 units at $7.80 per unit for gross issue proceeds of $25.7 million. The Trust issued 1,641,026 exchangeable shares at $7.80 per share to the shareholders of Wilson.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

	2004
Capital assets	$32,044,157
Goodwill	3,614,100
Future income taxes	(3,614,100)
Total purchase price	$32,044,157
Financed as follows:	
New equity raised net of issue costs	$19,244,157
Exchangeable shares	12,800,000
	$32,044,157

Goodwill from this acquisition is not tax deductible.

e) Acquisition of assets of Jade Drilling

On November 10, 2004 the Trust purchased substantially all the assets of Jade Drilling for $87.6 million. The Trust issued 8,719,198 trust units at $9.35 per unit for gross issue proceeds of $81.5 million. The Trust issued 937,166 units at $9.35 per unit to the shareholders of Jade Drilling for deemed proceeds of $8.8 million.

	2004
Capital assets	$87,625,000
	$87,625,000
Financed as follows:	
New equity raised net of issue costs	$77,290,500
New equity issued to shareholders of Jade Drilling	8,762,500
Debt financing	1,572,000
	$87,625,000

Total cash proceeds above include the new equity raised of $77,290,500 plus the debt financing of $1,572,000 for a total of $78,862,500.

5. Deferred finance costs

	Cost $	Accumulated Amortization $	**2004 Net Book Value $**	2003 Net Book Value $
Deferred finance costs	1,164,695	506,619	**658,076**	882,836

Debt financing costs of $1,164,695 incurred in 2002 have been capitalized of which $764,695 represented the cash component of the debt financing cost and $400,000 relates to the value assigned to the trust units issued to complete the debt financing.

6. Capital assets

	Cost $	Accumulated Depreciation $	**2004 Net BookValue $**	2003 Net BookValue $
Rigs,equipment and inventory	319,489,446	23,821,762	**295,667,684**	101,161,686
Automotive and other equipment	3,877,327	1,269,166	**2,608,161**	1,755,974
Land and Buildings	4,506,760	9,584	**4,497,176**	-
	327,873,533	25,100,512	**302,773,021**	102,917,660

7. Operating line of credit

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $15,000,000, which is payable on demand and bears interest at prime plus 0.25% per annum (December 31, 2004 – prime rate 4.25%). Advances are made under this credit facility based on trade receivables, and the loan is secured by a charge over accounts receivable. The Trust has provided a letter of guarantee against this facility to another financial institution in the amount of $300,000.

8. Long term debt

	2004 $	2003 $
G.E. Capital (a)	**66,386,654**	41,532,952
Vehicle Loans (b)	**1,004,155**	676,570
	67,390,809	42,209,522
Less: Current portion of long term debt	**(6,482,172)**	(7,081,819)
	60,908,637	35,127,703

(a) On September 20, 2004 the Trust increased its term credit facility to a $100.0 million (2003 - $45.0 million) non-reducing term facility held by G.E. Canada and Deutsche Bank. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.5%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 36 months. The facility is secured by a general security agreement covering all Trust assets.

At December 31, 2004, $6.2 million is recorded as current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

(b) The vehicle loans are payable over various periods from 36 months to 48 months at interest rates varying from 0% to 9%, and are secured by the related assets.

9. Income taxes

Income tax expense varies from the amounts calculated by applying the Canadian combined Federal and Provincial corporate income tax rate for each of the years due to the following differences:

	2004 $	2003 $
Corporate Tax Rate	**34.56%**	37.34%
Net income before tax	**24,893,984**	6,821,248
Tax expense at statutory rate	**8,604,093**	2,547,054
Tax reduction arising from trust income distribution	**(5,316,957)**	(1,834,496)
Non deductible expenses – unit based compensation	**58,757**	1,279,642
Effect of change in expected tax rate	**(94,159)**	(92,491)
Large corporation tax expense	**866,183**	335,973
Other	**(13,734)**	(13,246)
Total tax expense	**4,104,183**	2,222,436

The liability for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

	2004 $	2003 $
Net book value in excess of undepreciated capital cost of assets	**18,056,719**	5,109,534
Tax liability (benefit) related to financing costs	**35,848**	(61,067)
Future income tax liability	**18,092,567**	5,048,467

10. Unitholders' capital

Authorized

Unlimited number of trust units, voting, participating

Unitholders' capital issued and outstanding

	2004		2003	
	Number of units	Amount $	Number of units	Amount $
Unitholders' capital – opening balance	**27,949,881**	**79,093,121**	10,558,474	18,874,467
Trust units issued - for cash	**16,114,059**	**131,599,626**	16,610,335	58,016,230
Trust units issued - for acquisitions	**937,166**	**8,762,500**	277,778	1,000,000
Trust units issued on conversion of options	**897,010**	**3,002,245**	503,294	1,202,424
Contributed surplus transferred on exercised options and rights	-	**357,371**	-	-
Unitholders' capital – ending balance	**45,898,116**	**222,814,863**	27,949,881	79,093,121

The per trust unit amounts for 2004 were calculated based on the weighted average number of units outstanding of 36,833,389 (2003 - 18,084,880). In the current year the calculated additional diluted units are 679,778 (2003 – 275,758) due to the dilutive impact of employee and directors rights and options.

11. Exchangeable shares

A subsidiary of the Trust has issued the following exchangeable shares:

	2004		2003	
	Number of shares	Amount $	Number of shares	Amount $
Exchangeable shares – opening balance	-	-	-	-
Exchangeable shares issued, Initial series – Arrow purchase	2,307,692	18,000,000	-	-
Exchangeable shares issued, Series B – Wilson purchase	1,641,026	12,800,000	-	-
Exchangeable shares – ending balance	3,948,718	30,800,000	-	-

The exchange ratio for the initial series exchangeable shares is 1.06835 and the trust units issuable upon conversion are 2,465,431. Subsequent to year end 281,000 of these shares have been exchanged for trust units.

The exchange ratio for the B series exchangeable shares is 1.03947 and the trust units issuable upon conversion are 1,705,795. Subsequent to year end all the B series shares have been exchanged for trust units.

12. Unit option and rights plan

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the units on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following table sets out unit options that are outstanding under the Unit Option Plan:

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of period	352,094	1.97	890,302	1.91
Granted during the period	-	-	-	-
Exercised during the period	(244,365)	1.97	(430,696)	1.89
Returned during the period	-		(107,512)	2.10
Outstanding – end of period	107,729	1.97	352,094	1.97

Grant date	Options outstanding		Options exercisable	
	Options outstanding	Weighted average exercise price	Options exercisable	Weighted average exercise price
May 4, 2001	62,396	2.25	62,396	2.25
May 24, 2002	45,333	1.58	45,333	1.58
Total	**107,729**	**1.97**	**107,729**	**1.97**

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2004 would be to decrease net income by $40,000 (2003 - $40,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/ unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

Trust Unit Rights Incentive Plan

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. There are 3,458,903 rights reserved for issuance under the Trust Unit Rights Incentive Plan subject to amendments by the trust unitholders, provided that the number of rights reserved for issuance does not exceed 10% of the trust units outstanding at the time.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the units on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights is to be adjusted downwards from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following table sets out unit options that have been granted since the adoption of the Trust Unit Rights Incentive Plan and are still outstanding:

	2004		2003	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding - beginning of period	**1,832,872**	**4.09**	-	-
Granted during the period	**2,778,021**	**9.03**	1,909,603	4.04
Exercised during the period	**(652,645)**	**3.87**	(72,598)	2.78
Returned during the period	**(29,510)**	**4.53**	(4,133)	3.35
Outstanding - end of period	**3,928,738**	**7.62**	1,832,872	4.09

Grant date	Rights outstanding		Rights exercisable	
	Options outstanding	Weighted average exercise price	Options exercisable	Weighted average exercise price
May 2, 2003	296,344	2.78	120,741	2.78
August 5, 2003	501,524	4.37	315,648	4.37
November 20, 2003	383,058	5.41	267,137	5.41
March 17, 2004	545,176	8.25	264,984	8.25
August 20, 2004	679,966	8.45	332,483	8.45
November 18, 2004	1,522,670	9.59	761,335	9.59
Total	**3,928,738**	**7.62**	**2,062,327**	**7.49**

On December 31, 2004, the Trust prospectively applied a grant-date fair value based method of accounting for compensation expense under the rights plan. For 2003 and the first three quarters of 2004, the Trust applied the intrinsic value method because of significant measurement uncertainties associated with the fair value method. In response to an emphasis by regulators that fair value methodologies be used, new measurement techniques have recently been developed for applying the fair value method that reduce these uncertainties and enable the company to begin applying this method.

The Trust used the Black-Scholes option-pricing model to calculate the estimated grant-date fair value of the outstanding rights issued after January 1, 2003. The following table presents the various assumptions used from the various grant dates to arrive at the estimate of fair value as at December 31, 2004.

Grant date	Expected volatility	Annual distribution yield	Risk free interest rate	Expected life of rights (in years)
May 2, 2003	52.5 %	12.9%	4.0 %	3.5
August 5, 2003	51.2 %	9.6%	3.6 %	3.5
November 20, 2003	46.4 %	10.0%	3.5 %	3.5
March 17, 2004	42.9 %	8.0%	2.5 %	3.5
August 20, 2004	31.0 %	8.5%	3.1 %	3.5
November 18, 2004	29.5 %	7.5%	3.4 %	3.5

As at December 31, 2004, the fair value calculation resulted in cumulative expense of $3.6 million compared to the $8.4 million recorded as cumulative compensation expense to September 30, 2004 under the intrinsic value methodology. The $4.8 million difference was recorded as compensation recovery in the fourth quarter of 2004. The remaining future fair value of the rights of $1.4 million will be recognized in earnings over the remaining vesting period of the rights outstanding.

13. Commitments

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

	$
2005	**837,385**
2006	**755,734**
2007	**657,522**
2008	**538,549**
2009	**170,638**

The Trust has entered into a contract to purchase one telescopic double rig and four well servicing rigs at a total purchase price of $8.5 million and $9.2 million respectively. The deposit on rig equipment of $8.9 million has been paid towards this equipment with the remaining $8.8 million due after completion of construction. Subsequent to year end the telescopic double rig was delivered.

14. Supplemental information

Change in non-cash operating working capital

	2004 $	2003 $
Accounts receivable	**(28,830,709)**	(13,414,506)
Prepaid expenses	**(73,601)**	58,823
Accounts payable	**5,658,686**	2,072,765
	(23,245,624)	(11,282,918)

Cash transactions

	2004 $	2003 $
Taxes paid	**521,127**	164,167
Interest paid	**3,101,482**	1,501,455

These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

15. Comparative balances

Certain comparative numbers have been reclassified to conform to this year's presentation.

FIVE YEAR SUMMARY DATA

($ except where noted)	2004	2003	2002	2001	2000
Revenue	**138,477,384**	62,338,242	27,489,477	27,207,114	13,556,763
Operating expense	**81,650,143**	38,498,281	18,945,153	18,379,683	8,907,373
Margin [1]	**56,827,241**	23,839,961	8,544,324	8,827,431	4,649,390
Margin %	**41%**	38%	31%	32%	34%
General & administrative	**13,854,160**	5,502,001	2,896,250	2,285,567	1,039,742
Unit based compensation	**170,000**	3,427,000	-	-	-
EBITDA [2]	**42,803,081**	14,910,960	5,648,074	6,541,864	3,609,648
EBITDA %	**31%**	24%	21%	24%	27%
Depreciation and amortization	**14,707,762**	5,824,505	2,157,604	1,851,780	882,402
EBIT [3]	**28,095,319**	9,086,455	3,490,470	4,690,084	2,727,246
Interest	**3,201,335**	2,265,207	978,939	1,241,312	819,949
Earnings before taxes	**24,893,984**	6,821,248	2,511,531	3,448,772	1,907,297
Income taxes	**4,104,183**	2,222,436	762,566	1,457,989	383,144
Net income	**20,789,801**	4,598,812	1,748,965 [4]	1,990,783	1,524,153
Per unit (share) – basic	**.56**	.25	.17	.20	0.23
Accumulated earnings – end of period	**30,988,899**	10,199,098	5,600,286	4,345,338	2,354,555
Return on equity [5]	**12.1%**	8.9%	7.3%	8%	12.9 %
Cash flow before change in non-cash working capital [6]	**38,905,563**	15,743,076	4,553,910	5,165,810	2,741,948
Per unit (share) – diluted	**1.04**	.86	.45	.51	0.41
Distributions paid and declared	**23,697,778**	8,352,005	554,320	-	-
Distributions paid and declared per unit	**.64**	.45	.05	-	-
Payout ratio	**61%**	53%	12%	-	-
Net book value per unit (share) – basic as at year end [7]	**5.12**	2.99	2.27	2.23	$2.03
Unit (shares) outstanding (weighted average - basic)	**36,833,388**	18,084,880	10,189,113	10,022,981	7,029,077
Unit (shares) outstanding (weighted average - diluted)	**37,513,167**	18,360,628	10,210,214	10,022,981	7,029,077
Units (shares) outstanding end of year – basic	**49,846,834**	27,949,881	10,558,474	10,035,849	9,994,839
Units (shares) outstanding end of year – diluted	**50,526,619**	28,225,629	10,558,474	10,035,849	9,994,839
Financial position					
Working capital	**11,883,256**	9,134,401	1,858,014	(1,074,895)	(108,938)
Current ratio	**1.31 to 1**	1.53 to 1	1.26 to 1	.83 to 1	0.98 to 1
Net capital assets	**302,773,021**	102,917,660	37,955,033	38,658,044	28,840,554
Total assets	**372,453,765**	140,940,993	48,174,928	44,157,119	34,719,620
Capital additions	**214,727,623**	70,090,383	1,397,495	11,665,372	13,888,854
Long term debt (net of current portion)	**60,908,637**	35,127,703	13,832,610	12,358,615	6,886,770
Long term debt to equity	**.26 to 1**	.47 to 1	.58 to 1	.55 to 1	0.34 to 1
Unitholders' (Shareholders') equity	**255,054,287**	83,627,894	23,920,433	22,385,208	20,332,873

	2004	2003	2002	2001	2000
Drilling rigs					
Number of service rigs owned and operated (end of year)	**51**	21	12	12	8
Number of operating days (spud to release)	**7,829**	3,936	1,890	1,670	1,106
Utilization (operating days) as percentage of calendar days	**66%**	63%	43%	43%	48%
Industry utilization average per CAODC	**53%**	53%	39%	53%	55%
Wells drilled in Western Canada	**21,593**	19,851	14,459	18,485	16,485
Service Rigs					
Number of service rigs owned and operated (end of year)	**8**	8	8	8	8
Operating Hours	**14,950**	19,579	15,492	16,104	n/a
Trinidad well servicing	**54%**	67%	53%	55%	n/a
CAODC well servicing	**-** (8)	56%	49%	54%	n/a

Notes:

1. Margin is revenue less operating expenses. Readers are cautioned that margin does not have a standardized meaning prescribed by GAAP; however, Trinidad computes margin on a consistent basis for each reporting period.

2. EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

3. EBIT is EBITDA less depreciation and amortization.

4. Net income before re-organization expenses.

5. Return on Equity was calculated by dividing net income by quarterly weighted average unitholders' (shareholders') equity.

6. Cash Flow from operations is operating cash flow before changes in non-cash operating working capital. Readers are cautioned that cashflow from operations does not have a standardized meaning prescribed by GAAP; however, Trinidad computes cashflow from operations on a consistent basis for each reporting period.

7. Book value per unit was calculated by dividing unitholders' (shareholders') equity by number of units (shares) outstanding at end of year.

8. CAODC year end well servicing industry utilization rates were not available at time of reporting.

CORPORATE INFORMATION

Grant D. Abbott
Controller
Stanfield Mining Group Canada Ltd.
Calgary, AB

Kevin A. Bennett
Independent Businessman
Calgary, AB

Naveen Dargan
Independent Businessman
Calgary, AB

John M. Friesen
President, Friesen Drilling Ltd.
Steinbach, MB

Peter J. Gross
Independent Businessman
Calgary, AB

Michael E. Heier
Chairman and Chief Executive Officer
Trinidad Energy Services Income Trust
Calgary, AB

Ken Stickland
Executive Vice President, Legal
TransAlta Corporation
Calgary, AB

Michael E. Heier
Chairman and Chief Executive Officer

Lyle C. Whitmarsh
President

Brent J. Conway
Chief Financial Officer

G.E. Canada Commercial Finance
Calgary, AB

TD Canada Trust
Calgary, AB

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, AB

Blake, Cassels & Graydon LLP
Calgary, AB

Valiant Trust Company
Calgary, AB

TSX Stock Exchange Listing
Stock Symbol:

600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
t 403.265.6525
f 403.265.4168
e info@trinidaddrilling.com
w www.trinidaddrilling.com

Designed & Produced by Iradesso Communications
Printed by Makeda

TRINIDAD
ENERGY SERVICES INCOME TRUST

600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6

t 403.265.6525
f 403.265.4168

e info@trinidaddrilling.com
w www.trinidaddrilling.com

TRINIDAD ENERGY SERVICES INCOME TRUST

CERTIFICATE PURSUANT TO UNDERTAKING PROVIDED UNDER NATIONAL POLICY 41-201

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island - Department of Provincial Affairs and Attorney General

Reference is made to National Policy 41-201 ("NP 41-201") (which was in proposed form at the relevant time) and the undertaking filed with the above securities commissions or similar regulatory authorities on November 2, 2004 (the "Undertaking"), a copy of which is attached as Schedule "A". Trinidad Energy Services Income Trust hereby certifies that, as of the date hereof, it has complied with the provisions of the Undertaking.

The undersigned has executed this undertaking in his capacity as an officer of Trinidad Drilling Ltd. and not in his personal capacity.

DATED at Calgary, Alberta this 30th day of March, 2005.

TRINIDAD DRILLING LTD., on behalf of TRINIDAD ENERGY SERVICES INCOME TRUST

By: ______________________

Name: Michael E. Heier
Title: Chairman and Chief Executive Officer

SCHEDULE "A"

UNDERTAKING PURSUANT TO SECTIONS 3.1 AND 3.4 OF PROPOSED NATIONAL POLICY 41-201 ("NP 41-201")

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

RE: Short Form Preliminary Prospectus dated October 25, 2004 (the "**Prospectus**")

To the extent that the securities legislation in some jurisdictions is ambiguous regarding certain matters set forth in NP 41-201, and in connection with the filing of the Prospectus, Trinidad Energy Services Income Trust (the "**Trust**") hereby undertakes as follows:

(i) in complying with its reporting issuer obligations, the Trust will treat Trinidad Drilling Ltd. ("**Trinidad**") as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of Trinidad and the Trust, for as long as Trinidad (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for Trinidad (and any of its significant business interests);

(ii) for so long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who would be an insider of Trinidad if Trinidad were a reporting issuer to file insider reports about trades in trust units of the Trust (including securities which are exchangeable into trust units of the Trust); and

(iii) the Trust will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

DATED this 2nd day of November, 2004.

TRINIDAD DRILLING LTD. on behalf of
TRINIDAD ENERGY SERVICES INCOME TRUST

Per: *"Michael E. Heier"*
Name: Michael E. Heier
Title: Chairman and Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Brent J. Conway, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 18, 2005



Signature

Chief Financial Officer

Title

30564184.1

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Michael E. Heier, Chairman and CEO, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 18, 2005



Signature

Chairman & CEO

Title

30564184.1

RECEIVED
2005 APR 21 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TRINIDAD
ENERGY SERVICES INCOME TRUST


SEC MAIL PROCESSING SECTION
RECEIVED
APR 15 2005
WASH. D.C.
185

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 31, 2005

30637493.5

TABLE OF CONTENTS

GLOSSARY OF TERMS

Unless the context otherwise requires, in this Annual Information Form, the following terms and abbreviations have the meanings set forth below.

"ABCA" means the *Business Corporations Act* (Alberta) and the regulations thereto, as amended from time to time.

"AcquisitionCo" means Trinidad Acquisition Corp., a corporation incorporated under the ABCA which was wholly-owned by the Trust and was amalgamated with Trinidad on September 17, 2002 pursuant to the Arrangement.

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"Arrangement" has the meaning ascribed thereto under "General Development of the Trust – The Arrangement."

"**Arrow**" means Arrow Drilling Inc., a corporation incorporated under the ABCA.

"**Arrow Acquisition**" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**Bear**" means Bear Drilling Ltd., a corporation continued under the ABCA.

"**Bear Acquisition**" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

"Board of Directors" means the board of directors of Trinidad and TWS, as constituted from time to time.

"Business" means the business currently conducted by Trinidad, which includes the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada.

"CAODC" means the Canadian Association of Oilwell Drilling Contractors.

"Deferred Plans" means, collectively, RRSPs, RRIFs, DPSPs and RESPs.

"DPSPs" means deferred profit sharing plans.

"Jade Acquisition" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad and TWS - Significant Acquisitions and Drilling Rig Construction".

"**Jade Group**" means Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd, corporations continued under the ABCA.

"Management" means the management of Trinidad.

"Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

"Notes" means the unsecured, subordinated notes issued by Trinidad and TWS to the Trust from time to time.

"Option" means an option to acquire Trust Units in accordance with the stock option plan of Trinidad, adopted by the holders of Trinidad Shares on May 3, 2001.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders and holders of special voting rights by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and holders of special voting rights present in person or represented by proxy at the meeting.

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's investment Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition.

"Pro Rata Share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Person" means any individual, company, corporation, partnership, trust, firm, sole proprietorship, association, trustee, executor, administrator, legal representative, government agency, regulatory authority or other entity, however designated or constituted.

"RRIFs" means registered retirement income funds.

"RRSPs" means registered retirement savings plans.

"RESPs" means registered education savings plans.

"Right" means a right to acquire Trust Units in accordance with the trust unit rights incentive plan of Trinidad, adopted by the holders of Trinidad Shares on June 9, 2003, as amended.

"Saturn" means Saturn Drilling Inc., a corporation incorporated under the ABCA.

"Saturn Acquisition" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction."

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holders of any issued special voting rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such special voting rights.

"Subsequent Investment" means securities of Trinidad and securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in Section 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units).

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereto, as amended from time to time.

"Trinidad" means Trinidad Drilling Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of the Trust.

"Trinidad Shares" means the common shares in the capital of Trinidad, as constituted on the date hereof.

"Trust" means Trinidad Energy Services Income Trust.

"Trust Indenture" means the trust indenture dated August 1, 2002, as amended December 31, 2003, between Trinidad and the Trustee, as may be amended, supplemented or restated from time to time.

"Trust Units" means the trust units in the capital of the Trust, as constituted on the date hereof.

"Trustee" means Valiant Trust Company, in its capacity as trustee under the Trust Indenture.

"TSX" means the Toronto Stock Exchange.

"TWS" means Trinidad Well Servicing Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust.

"Unitholder" means a holder of Trust Units.

"Wilson" means Wilson Drilling Ltd., a corporation incorporated under the ABCA.

"Wilson Acquisition" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

STRUCTURE OF TRINIDAD ENERGY SERVICES INCOME TRUST

Trinidad Energy Services Income Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the province of Alberta and created pursuant to the Trust Indenture. The Trust owns all of the issued and outstanding Trinidad Shares and the Notes and all of the issued and outstanding shares of TWS. The Business is conducted by Trinidad and TWS.

The principal office of the Trust is located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. The Trust's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

The Trust Units are listed on the TSX under TDG.UN.

Trinidad Drilling Ltd.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. On March 11, 2004, the articles of Trinidad were again amended to add exchangeable shares as a class of shares that Trinidad is authorized to issue (the "**Exchangeable Shares**") and to create the exchangeable shares, series A (the "**Exchangeable Shares, Series A**"). On July 26, 2004, the articles of Trinidad were again amended to create a second series of exchangeable shares in the capital of Trinidad (the "**Exchangeable Shares, Series B**"). See "General Description of Capital Structure – Exchangeable Shares".

Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000. On September 17, 2002, Trinidad was amalgamated with AcquisitionCo and became a wholly-owned subsidiary of the Trust pursuant to the Arrangement. Following the Arrangement, the Trinidad Shares were delisted from the TSX and the Trust Units commenced trading on the TSX.

The head and principal office functions of Trinidad are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. In addition, Trinidad maintains two operations yards in Nisku, Alberta, and is currently constructing a new yard and office facility in Nisku, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Trinidad Well Servicing Ltd.

TWS was incorporated under the *Business Corporations Act* (Alberta) on October 19, 2004. Effective December 31, 2004, Trinidad sold certain of its well servicing assets to TWS. See "General Development of the Business of Trinidad and TWS – General Development of the Business".

The head and principal office functions of TWS are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6 and TWS maintains a field office in Lloydminster, Alberta. TWS' registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8. Management of Trinidad has been given the authority to manage the assets, operations, business and administrative affairs of TWS in accordance with a management services agreement entered into between Trinidad and TWS.

TWS is extra-provincially registered to carry on business in British Columbia and Saskatchewan.

References to TWS in this Annual Information Form for periods prior to December 31, 2004 should be read as references to Trinidad's former well servicing division.

Organizational Chart

The simplified organizational structure of the Trust, including the material subsidiaries of the Trust, and the flows of cash from Trinidad and TWS to the Trust and from the Trust to its Unitholders, is set forth below:



Unitholders
Trust Units
(100%)
Cash
Distributions(3)
Trinidad Energy
Services Income
Trust
(Alberta)
Cash
Flow (1)
Cash
Flow (1)
Notes(2)
Notes(2)
Trinidad Drilling Ltd.
(Alberta)
Trinidad Well Servicing Ltd.
(Alberta)

Notes:

(1) Cash flow represents payments made by Trinidad and TWS to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad and TWS to the Trust.

(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad and TWS to enable Trinidad and TWS to make capital expenditures.

(3) Cash distributions will be made to Unitholders monthly based upon the Trust's cash flow. See "Distribution Policy".

(4) Does not reflect the incorporation of Trinidad ExchangeCo. See "Description of Exchangeable Shares – Creation of the Exchangeable Shares".

GENERAL DEVELOPMENT OF THE TRUST

The Arrangement

On September 17, 2002, Trinidad was reorganized, by way of a plan of arrangement under the ABCA, into an income trust (the "**Arrangement**") pursuant to an arrangement agreement dated August 8, 2002 among Trinidad, AcquisitionCo and the Trust. The Arrangement resulted in shareholders of Trinidad receiving Trust Units in exchange for their Trinidad Shares on a one for one basis.

The purpose of the Arrangement was to convert Trinidad from a corporate entity, which concentrated on growth through the reinvestment of cash flow, to a trust entity, which would distribute a substantial portion of cash flow received from its operating company to Unitholders and retain some of such cash flow for selective growth opportunities. It is the Trust's current intention to distribute to Unitholders up to 75% of its funds available for distribution. The Trust's distributions to Unitholders for 2004 were approximately 61% of cash available for distribution. The Trust commenced paying monthly distributions to Unitholders in November of 2002. See "General Development of the Trust – The Trust Indenture – Cash Distributions" and "Distribution Policy".

In accordance with the Arrangement, the Board of Directors was delegated the supervision of the management and affairs of the Trust, with the actual administration and provision of these services being carried out by Management. See "General Development of the Trust – The Trust Indenture – Delegation of Authority, Management and Trust Governance".

The Trust

The Trust was established on September 17, 2002 pursuant to the Trust Indenture.

On April 10, 2003, the Trust completed a public offering, pursuant to which it issued 4,615,385 Trust Units at a price of $2.60 per Trust Unit, for gross proceeds of $12,000,000. The proceeds were used to fund the Saturn Acquisition. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

On July 15, 2003, the Trust completed a bought deal private placement, pursuant to which it issued 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. These proceeds were used to fund a portion of the Bear Acquisition. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Constructions".

On November 19, 2003, the Trust completed a public offering, pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for gross proceeds of $25,000,005. These proceeds were used to fund the construction and acquisition of two 3,500 metre telescopic double drilling rigs. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Constructions".

On March 15, 2004, the Trust completed a public offering, pursuant to which it issued 4,096,154 Trust Units at a price of $7.80 per Trust Unit, for aggregate gross proceeds of $31,950,001. The proceeds were used to fund the Arrow Acquisition. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

On July 27, 2004, the Trust completed a public offering, pursuant to which it issued 3,205,129 Trust Units at a price of $7.80 per Trust Unit, for aggregate gross proceeds of $25,000,006. The proceeds were used to fund the Wilson Acquisition. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

On November 10, 2004, the Trust completed a public offering, pursuant to which it issued 8,449,198 Trust Units at a price of $9.35 per Trust Unit, for aggregate gross proceeds of $79,000,001. The proceeds were used to fund the Jade Acquisition. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

The Trust Indenture

General

The Trust was formed pursuant to, and is governed, by the Trust Indenture. The Trust is managed by the Board of Directors and senior officers of Trinidad, not by a third party, and the Trust does not pay any management fees.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, and rights, warrants, options and other securities to purchase, convert into or exchange into Trust Units, may be created and issued on such terms and conditions, for such consideration and at such times as the Board of Directors may determine. Such rights, warrants, options or other securities will not be considered Trust Units and holders of such securities will not be considered Unitholders under the Trust Indenture. Additionally, the Trust may issue debentures, notes and other indebtedness from time to time, on such terms and conditions and for such consideration as the Board of Directors may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes or any other interest income, dividends on the Trinidad Shares or the common shares of TWS or any other dividends, as well as such other amounts as the Board of Directors may determine, from time to time, to be included or deducted, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Trinidad or TWS to the Trust on the Notes. It is anticipated, however, that the Trust will reinvest a substantial portion, if not all, of the repayments of principal on the Notes in securities of Trinidad or TWS to permit Trinidad to make capital expenditures to develop the Business with a view to enhancing Trinidad's and TWS' cash flow from operations, and thereby potentially increasing future distributions to Unitholders. See "Distribution Policy."

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of special voting rights which will enable the Trust to provide voting rights to holders of exchangeable shares which may be issued by Trinidad or other subsidiaries of the Trust by entitling the holders of such special voting rights to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in a resolution authorizing the issuance of such special voting rights.

An unlimited number of special voting rights may be created and issued pursuant to the Trust Indenture. Holders of special voting rights, in their capacities as holders of special voting rights, shall not be entitled to any distributions of any nature whatsoever from the Trust or to any beneficial interest in any assets of the Trust on termination or winding-up of the Trust. Except for the right to vote at meetings of the Unitholders, the special voting rights shall not confer upon the holders thereof any other rights.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any kind whatsoever to any Person in connection with the Trust or its monies, properties, assets, obligations and affairs or with respect to any act or omission by the Trustee or other Person pursuant to the Trust Indenture and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the monies, properties and assets of the Trust. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from, or arising as a result of, such Unitholder not having such limited liability.

The possibility of any personal liability to Unitholders in the nature described below is considered unlikely, in view of the fact that the sole business activity of the Trust is to hold securities, and all of the business operations are currently carried on by Trinidad and TWS. Additionally, the Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of the Trust, Trinidad and TWS will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available, for the operations of Trinidad and TWS and having contracts signed by or on behalf of the Trust include the above noted provision.

Redemption Right

Trust Units are redeemable at any time on demand by the registered holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption (the "**Redemption Right**"). Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" will be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque on the last day of the following month. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Trinidad may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) the Trust distributing Notes, Trinidad Shares or other Subsequent Investments (collectively, "**Investments**") having an aggregate principal amount or fair market value, as applicable, equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or (ii) if so directed by Trinidad or if the Trust does not hold Investments having a sufficient principal amount or fair market value, as applicable, outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right to redemption having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes ("**Redemption Notes**") shall have terms and conditions substantially identical to those of the Notes; or (iii) any combination thereof at the discretion of Trinidad on behalf of the Trust.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Trinidad considers, in its sole discretion, provides representative fair market value prices for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by Trinidad as at the date on which such Trust Units were tendered for redemption. The Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Investments or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Investments or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Investments or Redemption Notes. Investments or Redemption Notes may not be qualified investments for trusts governed by Deferred Plans.

Constraints on Non-Resident Unitholders

Non-Residents can purchase and hold Trust Units, provided that Non-Residents do not beneficially own, in aggregate, more than half of the outstanding Trust Units, as described further below. The Trust can provide guidance to potential Non-Resident purchasers of Trust Units with respect to their ability to acquire Trust Units.

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. Any Unitholder may be required to provide to the Trustee a declaration (a "**Residence Declaration**") specifying the beneficial ownership of the Trust Units registered in such Unitholder's name and whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 40% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meeting of Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to provide evidence satisfactory to the Trustee that they are not Non-Residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "General Development of the Trust – The Trust Indenture – Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, certain business combinations in respect of Trinidad, material amendments to the articles of Trinidad, and the termination of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the presentation of the audited financial statements of the Trust for the most recent fiscal year, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requested in writing by the holders of not less than 20% of the Trust Units then outstanding. A written request must specify in reasonable detail the purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more Persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued special voting rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such special voting rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Trinidad Shares

The Trust Indenture prohibits the Trustee from voting the Trinidad Shares with respect to the election of the Board of Directors or the appointment of auditors of Trinidad except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Trinidad, except in conjunction with an internal reorganization of the direct or indirect assets of Trinidad as a result of which either Trinidad or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of Trinidad with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Trinidad except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Trinidad to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Trinidad to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Trinidad's securities in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

The Trustee

Valiant Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust, effecting the payment of distributions to Unitholders and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment will expire upon the conclusion of the third annual meeting of Unitholders. Thereafter, the Trustee shall be reappointed or changed every three years as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon at least 60 days' notice to Trinidad. The Trustee may also be removed by notice in writing delivered by Trinidad, upon a Special Resolution of the Unitholders and upon the due appointment of, and acceptance of such appointment by, a new Trustee, and the legal and valid assumption by such new Trustee of all obligations of the Trustee under the Trust Indenture.

Delegation of Authority, Management and Trust Governance

The Board of Directors has generally been delegated the supervision of the management of the business and affairs of the Trust, with the actual administration and provision of those services being carried out by Management. In particular, the Trustee has delegated to Trinidad responsibility for, among other things, the following matters:

- all matters relating to an offering of Trust Units or other securities of the Trust, including ensuring compliance with all applicable laws in connection with the offering, all matters relating to the content and accuracy of the disclosure contained in documentation and agreements relating to such offering, the approval, certification and execution by Trinidad, on behalf of the Trust, of the documentation and agreements relating to such offering, and all matters concerning any underwriting agreement providing for such offering;
- all matters relating to any take-over bid, merger, amalgamation, arrangement, asset acquisition of any person (including the Trust or Trinidad or any subsidiary of either), the process to maximize Unitholder value or any similar transaction or form of business combination, including any documentation or legal action in connection with such matters;
- determining and administering the amounts payable as distributions to the Unitholders, the frequency of such distributions and the record date for Unitholders entitled to such distribution;
- the terms of, and the execution and amendment from time to time of, any contracts to which the Trust is a party;
- the voting of the shares, the Notes of Trinidad and any other Subsequent Investment held by the Trust (subject to provisions in the Trust Indenture requiring Unitholder approval with respect to certain matters);
- all matters pertaining to the redemption of Trust Units;
- any borrowing, securing of credit or granting of security by the Trust, the subordination by the Trust of any of its interests in the monies, properties and assets of the Trust, and certain related matters;
- organizing any meetings (including annual general meetings) of the Unitholders and preparing, approving and distributing materials in connection therewith;
- providing services with respect to, and the co-ordination and administration of, the Trust's assets, including recommendations in respect of Subsequent Investments by the Trust;
- arranging such audit, accounting, legal, financial, insurance and other professional services which may be required by the Trust;
- ensuring compliance by the Trust with its legal obligations, including its continuous disclosure obligations under applicable securities laws;
- the retention and monitoring, on behalf of the Trust, of the transfer agent and other organizations serving the Trust;
- the review, authorization and timely payment on behalf of he Trust of operation expenses incurred on behalf of the Trust;
- the provision of office space, equipment and staff, including all accounting, secretarial, corporate and administrative services;
- the preparation of accounting, management and other reports (including quarterly and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns), including the preparation of the Trust's reports to relevant securities regulatory authorities and any similar organization of any government or the committee of any stock exchange to which the Trust is obligated to report, and to otherwise assist the Trustee in dealing with any such regulatory authorities;
- keeping and maintaining the books and records of the Trust and the supervision of compliance by the Trust with record keeping requirements under applicable regulatory regimes;
- the handling of communications and correspondence with Unitholders, the preparation of notices of distributions to Unitholders and providing investor relations services to the Trust;

- exercising and effecting the specific powers and authorities of the Trustee set forth in the Trust Indenture;
- generally providing the Trustee with such managerial and administrative services and support as may be requested for the Trustee to discharge its responsibilities under the Trust Indenture and as may be reasonably required for the ongoing business and administration of the Trust;
- calculating, collecting and keeping accounts of all payments accruing to the Trust and effecting the distribution and payment of all payments to the Trust as soon as practicable in accordance with the Trust Indenture;
- preparing and furnishing to each Unitholder all reports, financial statements, all necessary tax information and other information required to be sent to Unitholders pursuant to the Trust Indenture or pursuant to applicable laws;
- allowing Unitholders to inspect, during normal business hours, and, upon payment of the reasonable reproduction costs, to receive photocopies of the Trust Indenture and a listing of the registered holders of the Trust Units;
- dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities on behalf of the Trust and its subsidiaries, and the granting of security in respect thereof;
- the responsibility for the formation or acquisition of any subsidiaries of the Trust, any acquisitions made by the Trust or any subsidiary thereof, and any investments in, loans made to or royalty or other agreements entered into by the Trust with any subsidiary (direct or indirect) of the Trust;
- the responsibility to approve the financial statements of the Trust or any subsidiary of the Trust and to sign such statements, each as may be required by applicable law.

Notwithstanding the foregoing, the Trustee remains responsible for following the matters:

(i) the countersigning, certification, transfer or cancellation of Trust Unit certificates;

(ii) overseeing the maintenance of registers of Unitholders;

(ii) the distribution of payments to Unitholders;

(iii) amending or waiving the performance of any breach of any term or provision of the Trust Indenture which amendment or waiver requires the consent of the Trust or the Trustee;

(iv) the Trustee's duties with respect to termination and winding-up of the Trust; and

(v) any matter which require the approval of the Unitholders under the terms of the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents are not liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the properties, monies or assets of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the properties, monies or assets of the Trust incurred by reason of the sale of any asset, the disposition of monies or securities, any inaccuracy in any evaluation or advice provided by any other appropriately qualified Person, any reliance on any such evaluation or advice, any action or failure to act of Trinidad or any other Person to whom the Trustee has, with the consent of Trinidad, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Trinidad to perform its duties under or delegated to it under the Trust Indenture), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders or as a result of a breach of its duties, responsibilities and standard of care, diligence and skill set out in the Trust Indenture. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses against or with respect to the Trust, the properties, monies or assets of the Trust or the Unitholders, except as provided in the Trust Indenture. The Trustee shall have no liability or responsibility arising under any agreement to which it is not a party. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by the Trustee with the consent of the Unitholders by Special Resolution.

The Trustee may, without the approval or ratification of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee or the Board of Directors may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;
- making such provisions not inconsistent with the Trust Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;
- modifying any of the provisions of the Trust Indenture, including relieving Trinidad from any of the obligations, conditions or restrictions therein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, such modification or relief in no way prejudices any of the rights of the Unitholders or the Trustee; and
- for any other purpose not inconsistent with the terms of the Trust Indenture, including curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that, in the opinion of the Trustee, the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Take-over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for all of the outstanding Trust Units (other than those held by the offeror or an associate or affiliate of an offeror) and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are tendered and are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror, subject to the procedures and requirements set out in the Trust Indenture.

Termination of the Trust

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; and (b) a quorum of holders of not less than 50% of the outstanding Trust Units is present in person or by proxy at the meeting called for that purpose or any adjournment thereof.

Unless the Trust is either terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the properties, monies and assets of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the properties, monies and assets of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the properties, monies and assets of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year-end of the Trust is December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

DESCRIPTION OF THE BUSINESS OF THE TRUST

The Trust

The Trust was established to:

- invest in securities of Trinidad from time to time, including without limitation the Trinidad Shares and the Notes;
- acquire or invest in other securities of Trinidad and in securities of any other entity including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in section 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units), and borrowing funds for that purpose;
- dispose of any part of the monies, properties and assets of the Trust, including, without limitation, any securities of Trinidad;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. See "General Development of the Trust – The Trust Indenture – Cash Distributions".

GENERAL DESCRIPTION AND DEVELOPMENT OF THE BUSINESS OF TRINIDAD AND TWS

General

Trinidad, is a drilling rig contractor which provides contract drilling services to the Canadian oil and gas industry. TWS is a service rig contractor which provides service rig services to the Canadian oil and gas industry. Trinidad has a total of 52 drilling rigs and is currently constructing another six drilling rigs. TWS has a total of ten service rigs.

General Development of the Business

Since its incorporation, Trinidad has grown through corporate and asset acquisitions and construction of new drilling rigs. Trinidad's primary objective has been to create critical mass in the drilling business. Trinidad has met this objective thus far through the construction of drilling rigs, and its corporate and asset acquisitions. Trinidad added diversification to its business by purchasing the assets of Progressive Well Servicing Ltd. in December 2000, which added eight well servicing rigs to complement Trinidad's drilling rigs, thereby expanding Trinidad's service capabilities. See "Description of the Business of Trinidad and TWS – Principal Products, Services and Operations – Well Servicing". Effective December 31, 2004, Trinidad conveyed its ten service rigs and ancillary equipment to TWS in exchange for a promissory note, which promissory note was subsequently transferred to the Trust. In addition, TWS assumed from Trinidad various contracts pertaining to such service rigs. Trinidad's and TWS' goals are to continue to add drilling and other servicing capabilities and to expand Trinidad's and TWS' fleets based on market conditions. TWS has pursued a strategy of expanding its geographical operating area. In addition, TWS' fleet of service rigs has been enhanced to provide for more flexibility for the customer and improved operating performance. Trinidad's and TWS' marketing strategies have been focused on obtaining and sustaining higher utilization rates and a broader customer base.

Significant Acquisitions and Drilling Rig Construction

During 2001, Trinidad completed its construction of Rigs #8 through #12. These new rigs were designed and constructed to work at a depth capacity of 1,800 metres. These rigs are heavy singles designed to capture the mid-depth drilling market.

In September of 2002, Trinidad completed the Arrangement. See "General Development of the Trust – The Arrangement".

On April 10, 2003, Trinidad completed the acquisition of substantially all of the assets of Saturn for cash consideration of approximately $17,500,000 (the "**Saturn Acquisition**"). The assets acquired from Saturn pursuant to the Saturn Acquisition included three drilling rigs (two with a depth rating of 3,000 metres and one with a depth rating of 3,500 metres), drill pipe, mud pumps, generators, boilers and spare parts. The addition of Saturn's assets provided Trinidad with increased drilling depth capacity from that which previously existed within Trinidad's fleet. The increased depth capacity has allowed Trinidad to broaden its coverage of the drilling market into depth ranges in which Trinidad did not previously operate. See "General Development of the Business – The Trust".

On July 15, 2003, Trinidad completed the acquisition of certain of the assets of Bear for consideration of $41,000,000 in cash (the "**Bear Acquisition**"). Concurrently with the closing of the Bear Acquisition, the Trust completed a bought deal private placement of 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. The consideration for the Bear Acquisition was funded by way of the foregoing private placement financing and approximately $16,400,000 in debt. The acquired assets were comprised of three heavy double drilling rigs and two triple drilling rigs. The double drilling rigs have depth ratings of 3,300, 3,500 and 3,600 metres, respectively, while the triple drilling rigs have depth rating of 4,700 and 5,500 metres. The acquisition also included all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. In conjunction with the Bear Acquisition, Bear was issued 277,778 Trust Units at a subscription price of $3.60 per Trust Unit. See "General Development of the Business – The Trust".

On October 30, 2003, Trinidad entered into agreements for the construction and acquisition of two 3,500 metre telescopic double drilling rigs for an aggregate cost of approximately $15,000,000. Construction on these two rigs was completed in January and February, 2004. In connection with the acquisition of these rigs, Trinidad entered into standard CAODC term drilling contracts with two industry participants, whereby Trinidad will utilize each rig for a minimum of 180 drilling days per year over two years. On November 19, 2003, in connection with the construction of these rigs, the Trust completed a public offering pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for aggregate gross proceeds of $25,000,005. See "General Development of the Business – The Trust".

On December 8, 2003, Trinidad announced the purchase of a 3,200 metre telescopic double drilling rig from Poncho Well Servicing Ltd. for a purchase price of approximately $4,500,000, which included a complete rig package. The acquisition was financed with a combination of internal cash flow and debt. The purchase was made to help satisfy Trinidad's client commitments while further enhancing Trinidad's overall drilling capabilities.

On March 15, 2004, Trinidad completed the acquisition of substantially all of the assets of Arrow for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 Exchangeable Shares, Series A at a price of $7.80 per Exchangeable Share, Series A (the "**Arrow Acquisition**"). Each Exchangeable Share, Series A is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) (the "**Arrow Exchange Ratio**") for five years from the date of issuance on March 15, 2004. The Exchangeable Shares, Series A do not receive cash distributions from the Trust; however, the Arrow Exchange Ratio is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares, Series A. See "General Description of Capital Structure – Description of Exchangeable Shares". On February 11, 2005, 281,000 Exchangeable Shares, Series A were exchanged by the holder thereof for 301,855 Trust Units at an Arrow Exchange Ratio of 1.07422. Consequently, 281,000 Exchangeable Shares, Series A are currently held by Trinidad Exchange Corp. and 2,026,692 Exchangeable Shares, Series A are held by persons other than the Trust and its affiliates. The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. The addition of Arrow's assets provided Trinidad with a broader and more balanced drilling fleet that better serves the demands of Trinidad's customer base, and expanded Trinidad's customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad did not previously provide drilling or well servicing equipment. As a result of the addition of the Arrow rigs, Trinidad experienced better overall utilization rates. See "General Development of the Business – The Trust".

On July 27, 2004, Trinidad completed the acquisition of substantially all of the assets of Wilson for cash consideration of approximately $19,200,000 and the issuance of 1,641,026 Exchangeable Shares, Series B (the "**Wilson Acquisition**"). Each Exchangeable Share, Series B is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) (the "**Wilson Exchange Ratio**") for five years from the date of issuance on July 27, 2004. The Exchangeable Shares, Series B do not receive cash distributions from the Trust; however, the Wilson Exchange Ratio is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Share, Series B. On January 27, 2005, all 1,641,026 Exchangeable Shares, Series B were exchanged by the holder thereof for 1,705,795 Trust Units at an Wilson Exchange Ratio of 1.03947. Consequently, all 1,641,026 Exchangeable Shares, Series B are currently held by Trinidad Exchange Corp. See "General Description of Capital Structure – Description of Exchangeable Shares". The assets acquired from Wilson pursuant to the Wilson Acquisition included two double drilling rigs (with depth ratings of up to 3,500 metres) and two triple drilling rigs (with depth ratings of up to 4,700 metres), drill pipe and spare parts. The Wilson Acquisition provided Trinidad with a broader and more balanced drilling fleet that better served the demands of Trinidad's customer base. In addition, the Wilson Acquisition expanded Trinidad's customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad did not previously provide drilling or well servicing equipment. As a result of the addition of the Wilson rigs, Trinidad experienced better overall utilization rates. A Business Acquisition Report dated October 21, 2004 in respect of the Wilson Acquisition was filed on SEDAR at www.sedar.com and is incorporated by reference herein. See "General Development of the Business – The Trust".

On November 10, 2004, Trinidad completed the acquisition of substantially all of the assets of the Jade Group for cash consideration of approximately $78,862,500 and the issuance of 937,166 Trust Units at a deemed price of $9.35 for a deemed aggregate value of $8,762,500 (the "**Jade Acquisition**"). The assets acquired from the Jade Group pursuant to the Jade Acquisition included 14 drilling rigs (one single drilling rig with a depth rating of 1,100 metres and 13 double drilling rigs with depth ratings of up to 3,000 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs and certain real property. The Jade Acquisition provided Trinidad with a broader and more balanced drilling fleet that better served the demands of Trinidad's current customer base. In addition, the Jade Acquisition expanded Trinidad's customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad did not previously provide drilling or well servicing equipment. As a result of the addition of the Jade rigs, Trinidad experienced better overall utilization rates. A Business Acquisition Report dated January 4, 2005 in respect of the Jade Acquisition was filed on SEDAR at www.sedar.com and is incorporated by reference herein.

Trends

CAODC estimates that approximately 24,500 wells will be drilled in western Canada during the 2005 calendar year. Improvements in commodity prices and low interest rates have increased producer projected cashflows and should provide for increased activity for 2005. Drilling dayrates have improved and activity levels have caused increased demand for drilling services. Trinidad's drilling fleet is among the newest in the industry which provides Trinidad with lower operating costs than its competitors with older drilling fleets. Trinidad has developed customer relationships through consistent high operational performance which will support strong utilization rates. During 2004, Trinidad achieved an annual drilling rig utilization rate of 66% as compared with the industry average of 53% as reported by CAODC. Trinidad improved its operating margins due to the significantly higher dayrates in 2004. In addition, increasing United States demand for Canadian oil and gas is anticipated to result in increased drilling in all depth ranges.

DESCRIPTION OF THE BUSINESS OF TRINIDAD AND TWS

Business Strategy and Objectives

Trinidad and TWS strive to be responsive oil and gas drilling and services companies, respectively, with an emphasis on safety and performance tailored to serving the western Canadian oil and gas drilling and service markets. Each of Trinidad and TWS share the primary goal of enhancing Unitholder value by responding effectively to client needs, keeping operating costs low and striving to maintain utilization rates and dayrates above the industry average, all while providing excellent customer service.

Western Canadian Sedimentary and Williston Sedimentary Basins

Each of Trinidad's and TWS' operations are presently conducted in the Western Canadian Sedimentary Basin (the "**WCSB**") and the Williston Sedimentary Basin (the "**WSB**"), which includes portions of the provinces of British Columbia, Alberta, Saskatchewan and Manitoba, as well as portions of the Northwest Territories. The WCSB and the WSB are two of the largest oil and gas exploration and producing regions in North America. A substantial portion of the active production from these basins occurs at shallow and intermediate depths from both conventional and non-conventional reservoirs. Non-conventional oil deposits in Canada include the Alberta oil sands, the heavy oil deposits of Saskatchewan, the Canadian East Coast, the Arctic Islands and Beaufort Sea. Non-conventional natural gas reserves include coalbed methane gas and tight sands reservoirs. The majority of oil and natural gas production in Canada originates from the WCSB and WSB. In addition to upstream oil and gas activities, other related industry activity occurs in this region, such as refining, processing and transportation of oil and gas.

Principal Products, Services and Operations

The Business is comprised of two divisions which operate primarily in western Canada: (i) Trinidad's contract drilling division; and (ii) TWS' well servicing division. Trinidad provides contract drilling services to oil and gas producers using its fleet of 52 drilling rigs. TWS, based in Lloydminster, Alberta provides contract well servicing to oil and gas producers using its fleet of ten service rigs.

Drilling Services

Drilling services are completed using drilling rigs and auxiliary equipment. Drilling services are performed pursuant to the instructions provided by the oil and gas exploration and production company which has contracted with Trinidad. Trinidad follows these instructions and drills the oil or gas well at a specified location to the desired depth.

If the well is productive and can be economically produced, the drilling rig will set the casing for the well. The drilling rig may then complete the well or cap it to provide for completion at a later date by using a service rig. Contract drilling revenue was approximately 95% of the Trust's total revenue for 2003 and 95% of the Trust's total revenue for 2004.

The drilling business is subject to seasonality with peak activity levels often being realized from November to March. During spring, activity levels are usually lower due to thawing which causes ground conditions to be soft and unstable. These unstable ground conditions increase operating costs for the producing companies and cause seasonal road bans to occur which cause operating conditions to be inefficient. As a result of these conditions, the busiest quarters for the contract drilling division are the first and fourth quarters.

Equipment

The contract drilling division operates a fleet of 52 drilling rigs as outlined below:

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	3,200
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-750	3,200
4	Heavy Double	Rigmaster P-750	3,200
5	Triple	Unit 15 TMS	2,400
6	Single	Failing 2500	1,000
7	Single	Failing R300	1,400
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	TSM 7000A	3,200
17	Heavy Double	TSM 7000	3,600
18	Heavy Double	Franks 750	3,300
19	Heavy Double	Alco 750	3,500
20	Triple	TSM 1200-E	5,500
21	Triple	TSM 1000	4,200
22	Heavy Double	Rigmaster E-750	3,500
23	Heavy Double	Rigmaster E-750	3,500
24	Heavy Double	Rigmaster E-750	3,500
25	Heavy Double	Rigmaster E-750	3,500
26	Heavy Double	Rigmaster E-750	3,500
27	Double	Superior 300	1,700
28	Single	Gardner Denver 3000	1,300

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
29	Single	Rigmaster P300	1,300
30	Double	Superior 300	1,800
31	Heavy Double	Rigmaster P500	2,300
32	Double	Ideco H30	2,000
33	Single	Ideco H25	1,300
34	Heavy Double	Rigmaster P500	2,600
35	Heavy Double	Alco 750	3,200
36	Triple	Continental Emsco D-2E	4,600
37	Heavy Double	TSM 700	3,000
38	Triple	Rigmaster P-850	4,000
39	Single	Wilson Super 38	1,100
40	Heavy Double	TSM 7000A	3,000
41	Heavy Double	TSM 7000A	3,000
42	Wheeled Double	TSM 6000	2,200
43	Double	TSM 6000M	1,600
44	Double	TSM 6000M	2,000
45	Double	TSM 6000M	1,600
46	Double	TSM 6000	1,600
47	Double	TSM 6000A	2,000
48	Double	TSM 6000M	2,200
49	Heavy Double	TSM 7000A	3,000
50	Heavy Double	TSM 7000A	3,000
51	Heavy Double	TSM 7000A	3,000
52	Heavy Double	TSM 7000A	3,000

Market for Services and Competitive Conditions

The market demand for drilling rigs is determined by the amount of capital allocated for reserve development or replacement by oil and gas exploration and production companies. The total capital available is influenced by commodity prices and the ability to finance capital programs with either cash flow, debt or new equity issues. These market forces, in combination with consumer demand for oil and gas, are key factors in determining the number of wells that will be drilled by oil and gas producing companies in Canada.

The market for the services provided by Trinidad is comprised of numerous oil and gas exploration companies. In the year ended 2004, Trinidad's top five customers accounted for 52% of the contract drilling revenue. The drilling services are provided based on standard drilling contracts endorsed by both CAODC and the Canadian Association of Petroleum Producers ("**CAPP**"). The contracts outline the rights, responsibilities and obligations of each party to the contract. The contracts can be for a specific well, a series of wells, or for a specific time frame. The contracts generally do not provide for a level of utilization but do provide for daily cost amounts to the customer and outline responsibilities with respect to third party charges. Given current industry activity levels and the status of current contracts, Trinidad does not have any contracts upon which its business is substantially dependant.

The drilling industry in Canada is a very competitive sector which is dominated by four large contractors which account for approximately 72% of the industry's drilling fleet. With this concentration of drilling services, the larger contractors have the ability to influence dayrates and operating practices for the industry. Trinidad's fleet operates primarily in Western Canada. Due to the age of the fleet and Trinidad's investment in drilling assets and personnel, Trinidad drilling operations are very efficient and competitive.

A drilling company is evaluated by potential customers based primarily on the condition of its equipment, its drilling depth capacity, its safety performance and the expertise of its operational personnel. If a drilling contractor is evaluated highly in each area, it will typically achieve high utilization and strong dayrates. Trinidad strives to obtain high evaluations in each of these areas.

Health, Safety and Environment

As part of Trinidad's continuing emphasis on safety, it employs a Safety Manager who reports to senior Management and has direct access to Trinidad's President.

With Trinidad drilling throughout the four western provinces and the Northwest Territories, it is imperative that consistent safety principles are upheld. To achieve this goal, regular on-site safety meetings and training seminars are held to ensure that all personnel are kept informed and that everyone within Trinidad continues to work toward exceeding all applicable regulatory and safety requirements.

Trinidad supports efforts to minimize the impact of its operations on the environment and is responsive to the concerns of government, the general public and its employees regarding its activities.

Environmental protection measures have been incorporated into Trinidad's regular procedures for equipment, site inspections and waste disposal and Trinidad promotes the use of environmentally friendly products.

Trinidad's operating practices comply with provincial standards for oilfield waste management. These standards are communicated to its personnel to ensure that they are aware of such standards as well as Trinidad's expectations with respect to the environment. Environmental protection and awareness is an area where Trinidad spends incremental capital on training of personnel and environmental friendly assets. The trend is expected to continue in future years. Trinidad strives to be among the industry leaders in investing in the implementation of environmental initiatives.

Management and Employees

Trinidad's contract drilling business is organized into profit centres for each rig. Each rig manager is responsible for daily operational management of his individual rig. These rig managers each report to one of six field superintendents, each managing four to 14 of the drilling rigs. Marketing efforts are co-ordinated with the drilling managers and are performed by the marketing group located in Calgary. Trinidad's contract drilling business operates out of its head office and marketing office in Calgary, Alberta, and its operations office located in Edmonton, Alberta. As at December 31, 2004, Trinidad's drilling business employed approximately 1,200 personnel. Employees are required to obtain and maintain industry required certifications. The required certifications vary by position and experience. Trinidad has been able to attract and retain key personnel because of its commitment to training and the quality of its assets.

Well Servicing

TWS uses service rigs which are truck mounted units that are designed to be mobile to move from well to well to complete their operations. These services are provided to oil and gas exploration and production companies operating primarily in Alberta, Saskatchewan and northeast British Columbia. TWS operates from its operations base in Lloydminster, Alberta.

The well servicing business primarily involves inserting or removing equipment, tubulars, pumps and other downhole equipment situated in the well bore. The services are divided into two main categories, being completions and production. The completions services are driven by new well drilling, while production work encompasses maintenance, workover and abandonment services for existing wells.

Completions Services

Well completion services are performed after a drilling rig has drilled the well and set the casing. The service rig is used to lower the tubing into the hole and place packers, pumps and other downhole related equipment. Service rigs are used to complete wells because of their mobility, speed and cost effectiveness. Completion work accounts for approximately 25% of TWS' overall revenue.

Production Services

Production and maintenance services are carried out over the life of a producing well and involve repairing and replacing equipment that fails due to wear and tear caused by production. A service rig is used to remove and replace tubing, pumps and sucker rods as the equipment fails or as part of a preventative maintenance program. Maintenance services are smaller jobs but are recurring services which must be performed periodically. They are required to ensure the productive capacity of the well is maintained.

Workover services are services performed by a service rig to clean out sand and other debris from a well bore which are inhibiting the well's production. As wells are producing, they often start to see a decrease in production due to contamination of the well bore with sand and other blockages. To correct this, a service rig is used in combination with large pumping units to circulate fluid into the well and remove the blockages from the well bore and improve the production capacity of the well.

Abandonment services is the final aspect of service rig work, in which the service rig is used to remove downhole equipment and set a permanent plug in place which is cemented to seal off the well permanently.

Production work which encompasses maintenance, workover and abandonment services accounts for approximately 75% of TWS' overall revenue.

Well servicing revenue represented less than 5% of the Trust's total revenue for 2003 and less than 5% of the Trust's total revenue for 2004.

Seasonality

The well servicing business is subject to seasonality because of limited access to certain sites during the spring when ground conditions are not favourable. This seasonality causes the second quarter (April to June) to be a slower period for activity, with the fourth quarter (October to December), and the first quarter (January to March), being the busiest in terms of activity.

Equipment

The well servicing division performs its services using the service rig fleet as described below:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	1,000
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Irontech	2,400
6	Single/Single	Irontech	2,400
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500
9	Double/Triple	Irontech	3,500
10	Double/Triple	Irontech	3,500

Market for Services

TWS' customer base includes numerous oil and gas exploration companies. During 2004, the top five customers of TWS accounted for approximately 82% of the total revenue. Customer services are provided based on a standard service agreement which can be established for a specific well, a field of wells or for a period of time. The service agreement details the rights, responsibilities and obligations of each party to the agreement. They are generally company specific and can be changed or modified on 30 days' written notice. TWS' contracts are spread between several customers and generally cover short time frames. The nature of the contracts are such that no one contract significantly impacts the overall business of TWS.

The demand for well servicing and service rigs is driven by the number of new wells completed and by the number of producing wells which require maintenance. The number of well completions is determined by the number of new wells drilled and the success of these wells in finding producible reserves. Maintenance work is tied to the number of producing wells and, as these increase, so does the demand for service rigs.

The service rig industry in Canada is comprised of many different contractors, with the top three owning approximately 54% of the rigs. These market conditions cause the service rig business to be somewhat geographically focused and very competitive. Oil and gas producing companies select and evaluate a service rig operator primarily based on the quality of its equipment, the condition and capability of its equipment, the company's safety record and the quality of its operational personnel. The rate charged for the service rig industry is an hourly rate which fluctuates based on supply and demand fundamentals and by geographic area. The service rig division is currently focused in the Lloydminster area of Alberta and Saskatchewan.

Health, Safety and Environment

TWS is committed to performing its services in a safe manner. TWS has successfully achieved and maintains its Certificate of Recognition for safety, an industry certification administered by CAODC.

TWS has established a safety committee with senior Management representation to ensure compliance to industry standards. All personnel are provided training which encompasses equipment operation, hydrogen sulphide safety certification, dangerous and hazardous goods training and first aid. An employee safety program is also in place to reward and monitor safety performance of TWS.

TWS and its employees are also trained to comply with TWS' operating practices with respect to waste management. All provincial standards regarding control of fluids, fuels and emissions are adhered to, and compliance with these standards is monitored on an ongoing basis by Management.

Environmental protection and awareness is an area where TWS spends incremental capital on training of personnel and environmentally friendly assets. The trend is expected to continue in future years. TWS strives to be among the industry leaders.

Management and Employees

TWS is managed by a general manager and an operations manager. There is an independent safety co-ordinator who monitors safety performance and provides ongoing training to employees. Marketing and sales efforts are completed by a marketing representative and the general manager. The rig managers are each responsible for their rig and crew and the efficient operation of the rig. Each rig is evaluated individually as a profit centre and reviewed on a monthly basis. TWS operates from its base in Lloydminster, Alberta and, as at December 31, 2004 employed approximately 60 employees. Employees are required to obtain and maintain industry required certifications. The required certifications vary by position and experience. TWS has been able to attract and retain key personnel because of its commitment to training and the quality of its assets.

RISK FACTORS

Trust Units are inherently different from capital stock of a corporation, although many of the business risks to which the Trust is subject are similar to those that would be faced by a corporation engaged in the same business. Prospective investors should carefully consider the following risk factors, together with other information contained in this Annual Information Form and the information incorporated by reference, before investing in the Trust Units.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units will not represent a direct investment in Trinidad's or TWS' businesses and should not be viewed by investors as shares in Trinidad or TWS. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada) may not be applicable to the Trust. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets are the Notes, the Trinidad Shares and the common shares of TWS.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder shall incur, or will be subject to, any liability in contract or in tort in connection with the Trust or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the properties, monies and assets of the Trust. The Trust Indenture further provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.

Unitholders will also have the benefit of the *Income Trusts Liability Act* (Alberta) (the "**ITLA**"), which came into effect on July 1, 2004. The ITLA protects unitholders of Alberta income trusts such as the Trust from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA came into force. Notwithstanding the terms of the Trust Indenture and the ITLA, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts.

The business of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Trust.

Cash Distributions

Although the Trust intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Trust in connection with the redemption of Trust Units, there can be no assurance regarding the amounts of income to be generated by Trinidad and paid to the Trust. The actual amounts of distributions paid by the Trust to Unitholders will depend upon numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Trust, Trinidad and TWS. Cash distributions are not guaranteed and will fluctuate with Trinidad's and TWS' performance. The Board of Directors has the discretion to establish cash reserves for the proper conduct of the Business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Trust in that year. There can be no assurance as to the levels of cash distributions to be paid by the Trust, if any. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Structural Subordination of the Trust Units

In the event of a bankruptcy, liquidation or reorganization of Trinidad or TWS, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of Trinidad or TWS before any assets are made available for distribution to the Trust. The Trust Units will be effectively subordinated to most of the indebtedness and other liabilities of Trinidad and TWS. Neither Trinidad nor TWS will be limited in their ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

Trinidad and/or TWS will have third party debt service obligations under credit facilities. The degree to which Trinidad and/or TWS is leveraged could have important consequences to the holders of Trust Units, including: (i) a portion of Trinidad's (and/or TWS') cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Trust; and (ii) certain of Trinidad's borrowings will be at variable rates of interest, which exposes Trinidad (and/or TWS) to the risk of increased interest rates. Trinidad's (and/or TWS') ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

The credit facilities contain certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of Trinidad (and/or TWS) to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the credit facilities could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities were to be accelerated, there can be no assurance that Trinidad's (and/or TWS') assets would be sufficient to repay in full that indebtedness.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Investments or Redemption Notes, which may be distributed *in specie* to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Investments or Redemption Notes. Investments or Redemption Notes may not be qualified investments for trusts governed by Deferred Plans.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant unforeseen capital or other expenditures are required.

Debt Service

Trinidad (and/or TWS) has secured credit facilities. Variations in interest rates and principal repayments, if required under the terms of Trinidad's (and/or TWS') credit agreements, could result in significant changes in the amount required to be applied to debt service before payment of any amounts by Trinidad and/or TWS to the Trust. Certain covenants in the agreements with the lenders may also limit payments by Trinidad and/or TWS to the Trust. Although Management's view is that Trinidad's (and/or TWS') current credit facilities are sufficient, there can be no assurance that they will be adequate for the future financial obligations of Trinidad and/or TWS or that additional funds can be obtained, if required.

Under the terms of the credit facilities, certain principal repayments are due within the next 12 months. These amounts are included as current liabilities on the audited consolidated financial statements of the Trust. The current liabilities of the Trust also include callable debt obligations, which by their terms are not repayable during the next 12 months but are considered current because they are demand loans. The principal payments under the credit facilities rank in priority to any payments made by Trinidad (and/or TWS) to the Trust and any Trust distributions. Should Trinidad (and/or TWS) be unable to refinance such principal amounts as they become due or make such payments from either cash flow or the proceeds of Trust Unit issues, cash distributions may be impacted.

If Trinidad (and/or TWS) becomes unable to pay its debt service charges or otherwise commits an event of default, the lenders will rank senior to securities of Trinidad (and/or TWS) which are held by the Trust.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Deferred Plans. Where, at the end of any month, a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time those Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Revenue Agency (the "**CRA**").

If the Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including Non-Residents and Deferred Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

Reliance on Management

Unitholders will be dependent on Management and the Board of Directors in respect of the oversight, administration and management of all matters relating to the Trust, Trinidad, TWS and their operations and administration. The loss of the services of key individuals could have a detrimental effect on the Trust. Investors who are not willing to rely on Management and the Board of Directors should not invest in the Trust Units.

Additional Financing

To the extent that external sources of capital, including debt financing and equity financing, become limited or unavailable, Trinidad's and TWS' ability to make the necessary capital investments to expand its asset base and operations will be impaired. To the extent that Trinidad or TWS is required to use cash flow to finance growth capital expenditures, the level of distributable cash flow paid from Trinidad or TWS, respectively, to the Trust, and from the Trust to Unitholders, will be reduced.

Restrictions on Certain Unitholders and Liquidity of Trust Units

The Trust Indenture imposes various restrictions on Unitholders. Non-Residents are prohibited from beneficially owning more than 49% of the Trust Units. These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Trust Units, to exercise their rights as Unitholders and to receive distributions in respect of the Trust Units. As a result, these restrictions may limit the demand for Trust Units and thereby adversely affect the liquidity and market value of the Trust Units held by the public.

Changes in Legislation and Administrative Practices

There can be no assurances that income tax laws and government incentive programs relating to mutual fund trusts and to the oil and gas industry will not be changed in a manner which adversely affects the Trust and the Unitholders. There can be no assurance that the CRA will agree with how the Trust calculates its income for tax purposes or that the CRA will not change its administrative practices to the detriment of the Trust or the Unitholders.

Seasonality/Weather

The activities in the oilfield services industry are subject to a degree of seasonality. Operating activities within the Canadian service industry are generally lower in April and May, during spring break-up, and tend to increase in the Fall and peak in the Winter months of November through March. Additionally, volatility in the weather and temperature not only within these seasons, but year round as well, can create additional unpredictability in rig utilization rates and operational results for entities such as Trinidad and TWS.

Industry Risks

There are many risks inherent in the drilling and well-servicing industries which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Trust's success will depend on the ability of Trinidad's and TWS' customers to select and acquire suitable producing properties or undeveloped exploration prospects. The marketability of any oil and natural gas acquired or discovered by Trinidad's and TWS' customers will be affected by numerous factors beyond the control of such customers. These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells. Trinidad and TWS will have the benefit of insurance maintained by it; however, Trinidad and TWS may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Regulation of Industry

Trinidad's and TWS' activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. While Management believes that Trinidad's and TWS' businesses will be operated in accordance with applicable laws, Trinidad and TWS will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to Trinidad and TWS each that may have a negative effect on Trinidad's and TWS' businesses and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Trinidad and TWS each expect that it will be able to fully comply with all regulatory requirements in this regard.

Competition

Competition could adversely affect Trinidad's and TWS' performance. The drilling and well servicing industries are characterized by intense competition and Trinidad and TWS compete directly with other companies that have greater resources and access to capital.

Conflicts of Interest

The Board of Directors are engaged, and will continue to be engaged, in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Trinidad or TWS. Conflicts of interest, if any, which arise will be subject to, and governed by, the procedures prescribed by the ABCA.

Business Growth

Due in part to the limited availability and capacity of contractors to build drilling rigs, there is no guarantee that Trinidad will be able to add additional rigs to its fleet, maintain or repair the rigs currently in its fleet, or be able to develop additional lines of business. The same is true for TWS.

Trinidad and TWS may experience growth through acquisitions. Its continued profitability and growth will depend in part upon its ability to integrate successfully its acquisitions and its failure to do so could have a material adverse effect on its business, operations, results and prospects.

Dependence on Major Customers

Fewer than 50 customers have accounted for 100% of Trinidad's and TWS' operating revenues since inception, with Trinidad's largest customer accounting for approximately 14% of operating revenues for Trinidad's 2004 fiscal year. While each of Trinidad and TWS is satisfied with its respective relationships with its existing customers, the loss of any one or more of these customers, or a significant reduction in business done with Trinidad or TWS by one or more of these customers, if not offset by sales to new or other existing customers, could have a material adverse effect on Trinidad's and TWS' businesses, results of operations and prospects.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Trinidad or TWS in a manner materially different than they would affect other oil and gas service companies of similar size.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties. In Alberta, environmental compliance is governed by the *Environmental Protection and Enhancement Act*, which imposes environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes penalties for violations.

Each of Trinidad and TWS is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Kyoto Protocol

In 1994, the United Nations' Framework on Climate Change came into force and, three years later, led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. The Government of Canada has ratified the Kyoto Protocol. Reductions in greenhouse gases from oil and gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers which may make certain production of crude oil or natural gas by those producers uneconomic, resulting in reductions in such production and a resulting decrease in the demand for Trinidad's and TWS' services. Management is unable to predict the effect on the future earnings of Trinidad or TWS as a result of the ratification of the Kyoto Protocol by the Government of Canada.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the Trinidad Shares and the common shares of TWS. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the Trinidad Shares and the common shares of TWS, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, it is the current intention of the Board of Directors to set the distributions from the Trust at approximately $0.78 annually or approximately $0.065 per month. The intention of the Board of Directors is to provide stable monthly distributions based on anticipated annual cash flow; however, the actual amount of distributions paid by the Trust will be subject to review by the Board of Directors, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.02
2003	
January 15	$0.03
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.045
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055
May 15	$0.055
June 15	$0.055
July 15	$0.055
August 15	$0.060
September 15	$0.060
October 15	$0.060
November 15	$0.060
December 15	$0.060
2005	
January 15	$0.060
February 15	$0.060
March 15	$0.065

Notes:
(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the Board of Directors taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by the Trustee and the purchases through the facilities of the TSX are made by Raymond James Ltd.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Description of Capital

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at February 28, 2005, there were 48,013,783 Trust Units and two special voting units issued and outstanding. In addition, as at February 28, 2005, there were 2,307,692 Exchangeable Shares, Series A and 1,641,026 Exchangeable Shares, Series B issued and outstanding. On February 11, 2005, 281,000 Exchangeable Shares, Series A were exchanged by the holder thereof for 301,855 Trust Units at an Arrow Exchange Ratio of

1.07422. Consequently, 281,000 Exchangeable Shares, Series A are currently held by Trinidad Exchange Corp. and 2,026,692 Exchangeable Shares, Series A are held by persons other than the Trust and its affiliates. On January 27, 2005, all 1,641,026 Exchangeable Shares, Series B were exchanged by the holder thereof for 1,705,795 Trust Units at a Wilson Exchange Ratio of 1.03947. Consequently, all 1,641,026 Exchangeable Shares, Series B are currently held by Trinidad Exchange Corp.

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture". A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in Trinidad, TWS or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and TWS and the ability of Trinidad and TWS to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Description of Exchangeable Shares

The Creation of the Exchangeable Shares

In connection with the Arrow Acquisition, Trinidad filed articles of amendment to add Exchangeable Shares as a class of shares that Trinidad is authorized to issue, and to create the Exchangeable Shares, Series A (which have provisions substantially as described below). In addition, the Trust incorporated a wholly-owned subsidiary, Trinidad Exchange Corp. ("**Trinidad ExchangeCo**") for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than as contemplated below and is capitalized with nominal consideration. In connection with the Wilson Acquisition, Trinidad filed articles of amendment to create the Exchangeable Shares, Series B.

In addition, the following documents were executed in connection with the issuance of each series of Exchangeable Shares, substantially as described in greater detail below: (a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**"); (b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Trustee; and (c) a voting and shareholder agreement (the "**Voting and Shareholder Agreement**") between Trinidad the holder of the applicable Exchangeable Shares.

The Exchangeable Shares are not listed on the TSX or any other stock exchange.

Attributes of the Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions to be contained in the articles of amendment; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. Copies of the

Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement may be obtained upon request without charge from Trinidad at #600, 333 – 5th Avenue S.W., Calgary, Alberta T2P 3B6 (telephone: (403) 265-6525).

Exchangeable Share Provisions

Exchange Ratio

The exchange ratio (the "**Exchange Ratio**"), at any time and in respect of each Exchangeable Share, will be equal to 1.00000, as at the date of the issuance of the applicable Exchangeable Shares, and will be cumulatively adjusted after such time by: (i) increasing the Exchange Ratio on each date on which a distribution is paid (a "**Distribution Payment Date**") by the Trust to Unitholders between the date of the issuance of the applicable Exchangeable Shares and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution amount, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the record date for the distribution and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the first business day following the record date for the distribution; and (ii) decreasing the Exchange Ratio on each record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend between the date of the issuance of the applicable Exchangeable Shares and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend, expressed as an amount per Exchangeable Share multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding immediately prior to that record date, and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the date that is seven business days prior to that record date.

Ranking

In the event of a liquidation, dissolution or winding-up of Trinidad, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares with respect to payment of dividends and the distribution of assets among its shareholders and will rank rateably with each other series of Exchangeable Shares of Trinidad with respect to any amount specified as being payable preferentially to the holders of such series.

Dividends

With respect to the payment of dividends, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares and will rank rateably with each other series of exchangeable shares of Trinidad with respect to any dividend specified as being payable preferentially to the holders of such series. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the Board of Directors. Trinidad does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the Board of Directors has the right, in its sole discretion, to do so. Any payment of dividends on the Exchangeable Shares will result in a downward adjustment of the applicable Exchange Ratio.

Certain Restrictions

Subject to the provisions to be contained in the Voting and Shareholder Agreement, as long as any of the Exchangeable Shares are outstanding, Trinidad will not, without obtaining the approval of the holders of the Exchangeable Shares (as set forth below under the sub-heading "Amendment and Approval"), amend the articles or by-laws of Trinidad in any manner that would amend the rights or privileges of the holders of Exchangeable Shares other than to give effect to any adjustments required to maintain economic equivalency of the Exchangeable Shares with the Trust Units.

Liquidation of Trinidad

In the event of the liquidation, dissolution or winding-up of Trinidad or any other distribution of the assets of Trinidad among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive, for each Exchangeable Share held on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), an amount equal to the applicable Exchange Ratio on the last business day prior to the Liquidation Date multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Liquidation Date (the "**Liquidation Amount**"), to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio on the last business day prior to the Liquidation Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of Valiant Trust Company, the transfer agent for the Exchangeable Shares (the " **Exchangeable Shares Transfer Agent**"). Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Liquidation Call Right described below, Trinidad will deliver the Liquidation Amount in the form of Trust Units to such holder of Exchangeable Shares at the address recorded in Trinidad's Exchangeable Share register or will hold the Liquidation Amount in the form of Trust Units for pick-up by the holder of Exchangeable Shares at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders of Exchangeable Shares.

Upon the occurrence of a liquidation, dissolution or winding-up of Trinidad, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Liquidation Call Right**") to purchase all, but not less than all, of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio at the last business day prior to the Liquidation Date) and, upon the exercise of the Liquidation Call Right and the acceptance by the Trust or Trinidad ExchangeCo of the offer made by Trinidad, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trinidad ExchangeCo, as applicable. The purchase by the Trust or Trinidad ExchangeCo of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date and on payment of the Liquidation Amount for each Exchangeable Share, and Trinidad will have no obligation to pay any amount on account of the Liquidation Amount in respect of such Exchangeable Shares.

The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Upon the occurrence of an Exchange Rights Trigger Event (which includes any institution by, or consent of, Trinidad to bankruptcy, insolvency, dissolution or winding-up proceedings with respect to Trinidad (an "**Insolvency Event**"), and an election by the Trust and Trinidad ExchangeCo not to exercise the Liquidation Call Right, the Redemption Call Right (described below) or the Retraction Call Right (described below), collectively the "**Call Rights**"), the Exchangeable Shares Transfer Agent (or any successor trustee thereto) (the "**Trustee**") on behalf of the holders of the Exchangeable Shares will have the right (the "**Optional Exchange Right**") to require the Trust or Trinidad ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading "Voting and Exchange Trust Agreement – Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

In the event of any determination by the Trust to institute, or awareness by the Trust or Trinidad of any threatened, liquidation, dissolution or winding-up proceedings with respect to the Trust (a "**Trinidad Energy Liquidation Event**"), the Trust or Trinidad ExchangeCo will be required to purchase (the "**Automatic Exchange Right**") each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Trinidad Energy Liquidation Event, by exchanging each Exchangeable Share held by such holder of Exchangeable Shares for an amount equal to the applicable Exchange Ratio as at the sixth business day prior to the effective date of the Trinidad Energy Liquidation Event multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the sixth business day prior to the Trinidad Energy Liquidation Event, to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio on the sixth business day prior to the Trinidad Energy Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Trinidad Energy Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon request by a holder of Exchangeable Shares and the surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trinidad ExchangeCo may reasonably require, the Trust or Trinidad ExchangeCo will deliver to such holder certificates representing the number of Trust Units which that holder is entitled to receive.

Retraction of Exchangeable Shares by Holders

Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time prior to the fifth anniversary of the issuance of the Exchangeable Shares to require Trinidad to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the applicable Exchange Ratio on the last business day prior to the effective date of such retraction ("**Retraction Date**") multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Retraction Date (the "**Retraction Price**"), to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio on the last business day prior to the Retraction Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to Trinidad or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed request for retraction ("**Retraction Request**") and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective on the Retraction Date. On or after the Retraction Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Retraction Call Right, Trinidad will deliver the Retraction Price in the form of Trust Units to such holder at the address recorded in Trinidad's Exchangeable Share register or will hold the Retraction Price in the form of Trust Units for pick-up by the holder at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders.

When a holder requests that Trinidad redeem the Exchangeable Shares, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust or Trinidad ExchangeCo an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all, but not less than all, of the Exchangeable Shares that the holder has requested Trinidad to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio as at the last business day prior to the Retraction Date.

At the time of the receipt of a Retraction Request by a holder of Exchangeable Shares, Trinidad will, within five business days, notify the Trust or Trinidad ExchangeCo by providing to the Trust and Trinidad ExchangeCo a copy of the Retraction Request. The Trust or Trinidad ExchangeCo must then advise Trinidad within four business days as to whether the Retraction Call Right will be exercised. The Exchangeable Shares that the holder has requested Trinidad to redeem will, on the Retraction Date, be purchased by the Trust or Trinidad ExchangeCo or redeemed by Trinidad, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

If, as a result of solvency provisions of applicable law, Trinidad is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Trinidad will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Trinidad will be deemed to have required the Trust or Trinidad ExchangeCo to purchase such unretracted Exchangeable Shares on the Retraction Date for an amount per Exchangeable Share equal to the Retraction Price pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right described below, Trinidad:

(a) will, on the fifth anniversary of the issuance of the applicable Exchangeable Shares (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the amount determined by multiplying the applicable Exchange Ratio on the last business day prior to the applicable Redemption Date (described below) by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the applicable Redemption Date (as that term is defined below) (the "**Redemption Price**"), to be satisfied by the delivery of that number of Trust Units equal to the applicable Exchange Ratio as at the last business day prior to the Redemption Date;

(b) may, at any date when the aggregate number of issued and outstanding Exchangeable Shares of a particular series is less than 20% of the aggregate number of such series of Exchangeable Shares (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo and as such percentage of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all, but not less than all, of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share; and

(c) may, upon the occurrence of a Trinidad Drilling Control Transaction, and upon the good faith determination by the Board of Directors, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable completion of such Trinidad Drilling Control Transaction in accordance with its terms, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (where a "Trinidad Drilling Control Transaction" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad or the Trust, provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Trinidad will, at least 25 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the redemption of the Exchangeable Shares by Trinidad, including the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right (as defined below). On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent, Trinidad will deliver the Redemption Price to the holder at the address of the holder recorded in Trinidad's security register or by holding the Redemption Price for pick-up by the holder at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trinidad ExchangeCo) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

Trinidad, as agent for the holders of Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Redemption Call Right**") to purchase, on any Redemption Date, all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trinidad ExchangeCo, as applicable. If either the Trust or Trinidad ExchangeCo exercises the Redemption Call Right, Trinidad's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Purchase for Cancellation

Subject to applicable law, Trinidad may, at any time and from time to time, purchase for cancellation all or any of the Exchangeable Shares of a particular series by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad and such holder may agree, or by tender to all holders of record of Exchangeable Shares then outstanding at any price per Exchangeable Share. If, pursuant to any invitation for tenders more Exchangeable Shares are tendered at acceptable prices than Trinidad is willing to purchase, the Exchangeable Shares shall be purchased by Trinidad on a pro rata basis. Trinidad, by notice from time to time to the Trust or Trinidad ExchangeCo, as applicable, shall be entitled to redeem all or any part of the Exchangeable Shares held by the Trust or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Optional Exchange Rights or the Automatic Exchange Rights in exchange for the delivery of Trust Units for the accounts of holders of Exchangeable Shares. The Exchangeable Shares shall be acquired by Trinidad in exchange for the issue by Trinidad to the Trust or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of such delivered Trust Units. All of such Exchangeable Shares redeemed by Trinidad in such manner shall be cancelled.

Voting Rights

The holders of the Exchangeable Shares are not entitled to receive notice of or to attend any meeting of the shareholders of Trinidad or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are entitled to certain voting rights in respect of matters to be brought before the holders of Trust Units, as described under the heading "Voting and Exchange Trust Agreement – Voting Rights". In addition, the applicable Voting and Shareholder Agreement contains certain agreements as to how the Exchangeable Shares will be voted, which are described under the heading "Voting Shareholder Agreement".

Anti-Dilution

The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the applicable Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible into or exchangeable for, or carrying rights to purchase, Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast thereon (other than Exchangeable Shares beneficially owned by the Trust, Trinidad ExchangeCo, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than the Exchangeable Shares held by the Trust, Trinidad ExchangeCo or any of their subsidiaries and other affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than two business days later) as may be determined by the chairman at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than 66 2/3% of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Trinidad agrees to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders

Exchangeable Shares will not be issued to a resident of any foreign country. Notwithstanding anything contained in the Exchangeable Share provisions, the obligation of the Trust or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Restrictions on Transfer

No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the Board of Directors. The Voting and Shareholder Agreement will specify certain circumstances in which such approval will be automatically provided.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with each Voting and Exchange Trust Agreement, the Trust issued a special voting unit (the "**Special Voting Unit**") to Valiant Trust Company, or any successor thereto (the "**Exchangeable Shares Trustee**"), for the benefit of the holders (other than the Trust and Trinidad ExchangeCo) of the applicable Exchangeable Shares. Each Special Voting Unit carries a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the applicable Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to a Special Voting Unit is exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote is entitled to instruct the Exchangeable Shares Trustee to exercise that number of votes attached to the applicable Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Exchangeable Shares Trustee will exercise each vote attached to the applicable Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder of Exchangeable Shares is entitled to attend such meeting and personally exercise the votes associated with such holder's Exchangeable Shares, rather than instructing the Exchangeable Shares Trustee how to vote such shares.

The Exchangeable Shares Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, setting out the current applicable Exchange Ratio, the related meeting materials and a statement as to the manner in which the holder may instruct the Exchangeable Shares Trustee to exercise the votes attaching to the applicable Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Exchangeable Shares Trustee will also send to the holders copies of all information statements, interim and annual financial statements and their accompanying MD&A, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Exchangeable Shares Trustee by the Trust, the Exchangeable Shares Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Exchangeable Shares Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to a Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of Trinidad or the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the Board of Directors and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), a Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the applicable Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) any circumstance in which the Trust and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

any such occurrence being an "**Exchange Rights Trigger Event**";

a holder of Exchangeable Shares is entitled to instruct the Exchangeable Shares Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trinidad ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Exchange Rights Trigger Event, (ii) any event which will, with the passage of time or the giving of notice, become an Exchange Rights Trigger Event, or (iii) the election by the Trust or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by the Trust or Trinidad ExchangeCo, Trinidad will give notice thereof to the Exchangeable Shares Trustee. As soon as practicable thereafter, the Exchangeable Shares Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trinidad ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the applicable Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "**Exchange Price**"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, Trinidad is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trinidad ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust or Trinidad ExchangeCo have agreed that:

(a) the Trust will, upon written request of a holder of Exchangeable Shares, provide such holder with a statement setting out the then current applicable Exchange Ratio;

(b) they will take all actions and do all things necessary to ensure that Trinidad is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Trinidad, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Trinidad; and

(c) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Trinidad without the approval of the majority of the then outstanding Trust Units.

The Support Agreement also provides that, without the prior approval of Trinidad and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units to be effected with the consent or approval of the Board of Directors, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the Board of Directors and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust and Trinidad ExchangeCo have agreed not to exercise any voting rights attached to the Exchangeable Shares owned by them or any of their subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

Voting and Shareholder Agreement

Voting Events

If an Exchangeable Share Voting Event is proposed, and the Board of Directors determines that the approval or consent of the holders of outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide, then the holders of the Exchangeable Shares agree to vote and/or consent to such Exchangeable Share Voting Event as directed by the Board of Directors. An "**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad, other than an Exempt Exchangeable Share Voting Event.

If an Exempt Exchangeable Share Voting Event is proposed, the holders of the Exchangeable Shares agree to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the Board of Directors. An "**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

None of the provisions in respect of Exchangeable Share Voting Events or Exempt Exchangeable Share Voting Events shall operate to prevent the holders of Exchangeable Shares from exercising their rights of retraction pursuant to the Exchangeable Share provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

Permitted Transfers

The Board of Directors has agreed to approve any transfer of Exchangeable Shares which meets all of the following criteria: (a) the transferee is an Alberta resident; (b) the proposed transfer will not result in Trinidad becoming a "distributing corporation" for the purposes of the ABCA; (c) the proposed transfer is in accordance with applicable law; and (d) the transferee executes such documentation as is reasonably required by Trinidad such that the transferee becomes a party to, and is bound by, the Voting and Shareholder Agreement.

MARKET FOR SECURITIES

The Trust Units are listed and posted for trading on the TSX. The trading symbol for the Trust Units on the TSX is "TDG.UN". The following table sets forth certain trading information in respect of the Trust Units.

Month (2004)	Price Range ($)	Trading Volume
January	6.47 – 6.99	1,783,274
February	6.70 – 8.20	3,042,061
March	7.90 – 8.90	3,270,031
April	7.76 – 8.44	1,212,074
May	7.05 – 8.28	2,301,117
June	7.18 – 7.99	1,208,400
July	7.44 – 7.90	2,783,240
August	7.90 – 8.83	3,883,703
September	8.20 – 9.38	1,722,348
October	8.99 – 9.95	2,165,277
November	9.30 – 10.38	3,794,973
December	9.75 – 10.90	2,747,953

PRIOR SALES

On March 15, 2004, the Trust completed a public offering of 4,096,154 Trust Units at a price of $7.80 per Trust Unit for gross proceeds of $31,950,001. In addition, in connection with the Arrow Acquisition, Trinidad issued 2,307,692 Exchangeable Shares, Series A for a price of $7.80 per Exchangeable Share, Series A, which may be exchanged for five years from the date of issuance for Trust Units. On July 27, 2004, the Trust completed a public offering of 3,205,129 Trust Units at a price of $7.80 per Trust Unit for gross proceeds of $25,000,006. Subsequent thereto, in connection with the Wilson Acquisition, Trinidad issued 1,641,026 Exchangeable Shares, Series B for a price of $7.80 per Exchangeable Share, Series B which may be exchanged for five years from the date of issuance for Trust Units. On November 10, 2004, the Trust completed a public offering of 8,449,198 Trust Units at a price of $9.35 per Trust Unit for gross proceeds of $79,000,001.

DIRECTORS AND OFFICERS

Directors of Trinidad

The directors of Trinidad are nominated by the Unitholders of the Trust at each annual meeting of Unitholders. All directors serve until the next annual meeting or until a successor is elected or appointed. The name, place of residence, principal occupation for the past five years and year of appointment as a director of Trinidad for each director of Trinidad as at the date hereof are set forth below:

Name and Municipality of Residence	Director Since	Principal Occupation During Past Five Years
Michael E. Heier[5] Cochrane, Alberta Canada	March, 1996	Chairman of the Board of Directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.
Grant D. Abbott[1][2][6] Calgary, Alberta Canada	July, 1996	Controller of Stanfield Mining Group of Canada from February, 2003 to present; prior thereto, President of Abbott Financial Consulting Ltd. from June, 2002 to February, 2003; prior thereto, Chief Financial Officer of Trinity Energy Inc. from June, 1998 to May, 2002.
Kevin A. Bennett[1][2][4] Calgary, Alberta Canada	November, 1999	Independent businessman since July, 2001; prior thereto, President and Chief Operating Officer of Ventus Energy Ltd. from October, 1998 to September, 2001; prior thereto, Senior Vice President of Tarragon Oil and Gas Ltd. from 1989 to October 1998.

Name and Municipality of Residence	Director Since	Principal Occupation During Past Five Years
John M. Friesen[4][6] Steinbach, Manitoba	November, 1999	President of Friesen Drillers Ltd. since June, 1992.
Peter J. Gross[3][4] Calgary, Alberta Canada	February, 2000	Petroleum Engineer and independent engineering consultant from January, 2002 to present; prior thereto, Vice President and Chief Operating Officer of Viking Energy Royalty Trust from July, 1997 to December, 2001
Naveen Dargan[1][2][3] Calgary, Alberta Canada	June, 2003	Independent businessman since June, 2003; prior thereto, Senior Managing Director of Raymond James Ltd. from October, 2001 to June, 2003; prior thereto, Executive Vice President and Managing Director of Goepel McDermid Inc., a predecessor to Raymond James Ltd., from June, 1999 to October, 2001; prior thereto, Senior Vice President and Director of Goepel McDermid Inc. from April, 1998 to June, 1999.
Kenneth Stickland[1][3][4] Calgary, Alberta Canada	July, 2004	Executive Vice President, Legal for TransAlta Corporation since January, 2001; prior thereto, partner at Burnet, Duckworth & Palmer LLP.

Notes:

(1) Members of the Audit Committee.
(2) Members of the Human Resources & Compensation Committee.
(3) Members of the Corporate Governance & Nominating Committee.
(4) Members of the Environment, Health & Safety Committee.
(5) Chairman of the Board.
(6) Mr. Grant Abbott and Mr. John Friesen will not be standing for re-election at the next Annual General and Special Meeting of Unitholders of the Trust.

Officers of Trinidad

The name, place of residence, position held and principal occupation for the past five years for each officer of Trinidad are set out below:

Name and Municipality of Residence	Office	Principal Occupation During Past Five Years
Michael E. Heier Cochrane, Alberta Canada	Chief Executive Officer	Chairman of the Board of Directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.
Lyle C. Whitmarsh Cochrane, Alberta Canada	President	President of Trinidad since November 1, 2002; prior thereto, General Manager, Operations of Trinidad since August, 2001; prior thereto, businessman in the oil and gas drilling industry for over 15 years
Brent J. Conway Calgary, Alberta Canada	Chief Financial Officer	Chief Financial Officer of Trinidad or its predecessor since November, 2001; prior thereto, Vice-President, Finance and Chief Financial Officer of Bowridge Resource Group Inc. since September, 1994.
Brock W. Gibson[1] Calgary, Alberta Canada	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP, Barristers & Solicitors.

Notes:

(1) Mr. Gibson was Corporate Secretary and a director of Probe Exploration Inc. prior to its receivership.

Security Holdings of Directors and Officers

As at February 28, 2005, the directors and officers of Trinidad beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 2,669,179 Trust Units, representing approximately 6% of the issued and outstanding Trust Units.

As at February 28, 2005, the officers and directors also held, in aggregate, 107,729 Options and 3,107,747 Rights which, if exercised, would increase the beneficial ownership of the officers, directors and insiders, as a group to approximately 12% of the issued and outstanding Trust Units.

Conflicts of Interest

Certain of the directors and officers named above may be directors or officers of issuers which are in competition to Trinidad and TWS, and as such may encounter conflicts of interests in the administration of their duties with respect to Trinidad and TWS. Such conflicts of interest shall be dealt with according to the procedures required under the ABCA. See "Risk Factors - Potential Conflicts of Interest".

AUDIT COMMITTEE

The Audit Committee's Charter

The Audit Committee Charter is attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The current members of the Audit Committee are Mr. Grant Abbott, Mr. Kevin Bennett, Mr. Naveen Dargan and Mr. Kenneth Stickland. All current members of the Audit Committee are independent and financially literate.

Relevant Education and Experience

Grant D. Abbott

Mr. Abbott is a Chartered Accountant with over 24 years of professional accounting and auditing experience in public practice and in industry. Mr. Abbott is an active member of the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants and also holds a Bachelor of Business Administration degree. He is the Controller for Stanfield Mining Group of Canada, a private group of mining companies headquartered in Calgary, Alberta.

Kevin A. Bennett

Mr. Bennett has over 25 years of oil and gas experience and over 15 years of experience in the area of mergers and acquisitions. Mr. Bennett has significant experience in financial statement review. Mr. Bennett has served as an audit committee member of private companies.

Naveen Dargan

Mr. Dargan holds a Master of Business Administration degree and is a Chartered Business Valuator (CBV). Mr. Dargan has in excess of 20 years experience in the investment banking industry. Mr. Dargan currently serves as an audit committee member of three other public entitles.

Kenneth Stickland

Mr. Stickland holds a Bachelor of Commerce and has over 20 years of experience in the area of commercial law. As a member of senior management of TransAlta Corporation, Mr. Stickland has experience in financial matters, including financial statement review.

External Auditor Service Fees (By Category)

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2004	$104,200	$1,136	$22,713	$183,900
2003	$69,800	--	$16,300	$106,545

LEGAL PROCEEDINGS

There are no legal proceedings to which the Trust, Trinidad or TWS is a party or of which any of their property is the subject and there are no such proceedings known to Trinidad or TWS to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors of officers of Trinidad have had a material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Trinidad or TWS.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust is Valiant Trust Company at its principal offices in Calgary.

MATERIAL CONTRACTS

Other than agreements entered into in the ordinary course of business, the only agreements entered into by the Trust, Trinidad and/or TWS, during the most recently completed financial year, that are material to the Trust, Trinidad and/or TWS, as a whole, are as follows:

1. The asset purchase agreement made as of February 19, 2004 between Trinidad and Arrow. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

2. The asset purchase agreement made as of July 8, 2004 between Wilson and Trinidad. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

3. The asset purchase agreement made as of October 21, 2004 among Trinidad and the Jade Group. See "General Description and Development of the Business of Trinidad and TWS – Significant Acquisitions and Drilling Rig Construction".

There are no material agreements that were entered into by the Trust, Trinidad and/or TWS before the most recently completed financial year that are still in effect.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants and auditors of the Trust, hold, directly and indirectly, less than 1% of the issued and outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com In addition, additional information regarding directors' and officers' remuneration and indebtedness, principal holders of Trust Units, Options and Exchangeable Shares and rights to purchase Trust Units is contained in the Trust's information circular for its most recent annual meeting of Unitholders that involved the election of directors of Trinidad. Additional financial information is provided in the Trust's comparative consolidated financial statements and Management's Discussion & Analysis for the year ended December 31, 2004.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

As of May 31, 2004

PART I
ESTABLISHMENT OF COMMITTEE

1. Committee

The Audit Committee (the "Committee") is established by the Board of Directors (the "Board of Directors ") of Trinidad Drilling Ltd. ("Trinidad") primarily for the purpose of overseeing the accounting and financial reporting processes of Trinidad Energy Services Income Trust (the "Trust") and the reviews and audits of the financial statements of the Trust.

The Audit Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by monitoring, among other things:

(a) the quality and integrity of the financial statements and related disclosure of the Trust;

(b) compliance by the Trust with legal and regulatory requirements that could have a material effect upon the financial position of the Trust which are not subject to the oversight of another committee of the Board of Directors;

(c) the independent auditor's qualifications and independence; and

(d) performance of the Trust's internal audit function and independent auditor.

2. Composition of Committee

The Committee shall consist of as many members as the Board of Directors shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board of Directors to be:

(a) an independent director for the purposes of and pursuant to the Trust's Corporate Governance Guidelines;

(b) an "unrelated" and "independent" director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Trust are from time to time listed;

(c) an "independent" director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d) financially literate.

3. Appointment of Committee Members

The members of the Committee shall be appointed by the Board of Directors on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of unitholders and shall hold office until the next annual meeting, or until they are removed by the Board of Directors or until their successors are earlier appointed, or until they cease to be directors of Trinidad.

PART II
COMMITTEE PROCEDURE

4. Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board of Directors on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board of Directors if the membership of the Committee is fewer than three directors. The Board of Directors may remove and replace any member of the Committee.

5. Committee Chair

The Board of Directors shall appoint a Chair (the "Chair") for the Committee. The Chair may be removed and replaced by the Board of Directors.

6. Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of Trinidad.

8. Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regulatory scheduled Committee meeting shall, meet without management present and shall meet periodically with management and the independent auditor. The Committee shall also meet separately with the independent auditor at every meeting of the Committee at which the independent auditor is present.

9. Special Meetings

The Chair, any two members of the Committee, the independent auditor or the Chief Executive Officer of Trinidad may call a special meeting of the Committee.

10. Quorum

Two members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Agenda

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board of Directors and management of Trinidad. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13. Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14. Access

In discharging its oversight role, the Committee shall have full access to all books, records, facilities and personnel of Trinidad.

15. Attendance of Officers at a Meeting

At the invitation of the Chair, one or more officers or employees of Trinidad may, and if required by the Committee shall, attend a meeting of the Committee.

16. Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board of Directors when the Committee may deem appropriate (but not later than the next meeting of the Board of Directors).

17. Outside Consultants or Advisors

The Committee, when it considers it necessary or advisable, may retain, at Trinidad's expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III
MANDATE OF COMMITTEE

18. Appointment of the Trust's Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian regulatory registration requirements, the Committee shall recommend to the Board of Directors the appointment of the independent auditor for purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Trust, such appointment to be confirmed by the Trust's unitholders at each annual meeting. The Committee shall also recommend to the Board of Directors the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the work of the independent auditor (including resolution of disagreements between management of Trinidad and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Trust. The independent auditor shall report directly to the Committee.

The Committee shall review the independence of the external auditor including a written report from the external auditor respecting its independence and consideration of applicable auditor independence standards.

19. Specific Mandates

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) Oversight in Respect of Financial Disclosure

(i) review, discuss with management of Trinidad and the independent auditor and recommend to the Board of Directors for approval:

A. the audited annual financial statements;

B. the annual information form;

C. the annual management's discussion and analysis;

D. the portions of the management proxy circular, for any annual or special meeting of unitholders, containing significant financial information respecting the Trust;

E. all financial statements included in prospectuses or other offering documents;

F. all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus;

G. any significant financial information respecting the Trust contained in a material change report;

(ii) review, discuss with management of Trinidad and the independent auditor, and approve:

A. the unaudited interim financial statements;

B. the quarterly management's discussion and analysis;

C. the interim reports;

(iii) review and discuss with management of Trinidad and the independent auditor:

A. each press release which contains significant financial information respecting the Trust or contains estimates or information regarding the Trust's future financial or operational performance or prospects;

B. the use of "pro forma" or "adjusted" non-GAAP information;

C. financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Committee need not discuss in advance each instance in which the Trust may provide earnings guidance or presentations to rating agencies;

(iv) review with management of Trinidad and the independent auditor major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls and procedures for financial reporting that could significantly affect the Trust's financial statements;

(v) review with management of Trinidad and the independent auditor, and satisfy itself as to the adequacy of the procedures that are in place for the review of the Trust's disclosure of financial information extracted or derived from the Trust's financial statements, and periodically assess the adequacy of those procedures;

(vi) review with management of Trinidad and the independent auditor (including those of the following that are contained in any report of the independent auditor): (a) all critical accounting policies and practices to be used by the Trust in preparing its financial statements; (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) other material communications between the independent auditor and management of Trinidad, such as any management letter or schedule of unadjusted differences;

(vii) review with management of Trinidad and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet transactions on the Trust's financial statements;

(viii) review the plans of management of Trinidad and the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(ix) review with management of Trinidad, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Trust, and the manner in which these matters have been disclosed in the financial statements; and

(x) discuss with management the Trust's material financial risk exposures and the steps management of Trinidad has taken to monitor and control such exposures, including the Trust's financial risk assessment and financial risk management policies.

(b) Oversight in Respect of Legal and Regulatory Matters

(i) review, if necessary, with legal counsel, the Trust's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Trust and which are not subject to the oversight of another committee of the Board of Directors.

(c) Oversight in Respect of Internal Audit

(i) review the annual audit plans of the Chief Financial Officer of Trinidad and the independent auditor;

(ii) review the significant findings prepared by the Chief Financial Officer of Trinidad and recommendations issued by any external party relating to internal audit issues, together with management's response thereto;

(iii) monitor compliance with the Trust's policies and avoidance of conflicts of interest that may have a material impact on the financial statements;

(iv) review the adequacy of the resources of the Chief Financial Officer of Trinidad to ensure the objectivity of the internal audit function;

(v) consult with management on management's appointment, replacement, reassignment or dismissal of the Chief Financial Officer of Trinidad;

(vi) ensure the Chief Financial Officer of Trinidad has access to the Chair, the Chairman of the Board of Directors and the Chief Executive Officer of Trinidad, and shall meet separately with the Chief Financial Officer of Trinidad to review any problems or difficulties he or she may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management of Trinidad; and

B. any changes required in the planned scope of the internal audit;

and report to the Board of Directors on such meetings;

(vii) periodically review officers' expenses.

(d) Oversight in Respect of the Independent Auditor

(i) meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(ii) review annually the independent auditor's formal written statement of independence delineating all relationships between itself and the Trust and review all such relationships;

(iii) receive and review annually the independent auditor's written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

(iv) review the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(v) review and evaluate the independent auditor, including the lead partner of the independent auditor team;

(vi) review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(vii) meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management of Trinidad; and

B. any changes required in the planned scope of the audit;

and report to the Board of Directors on such meetings;

(viii) review the annual post-audit or management letter from the independent auditor and management's response and follow-up in respect of any identified weakness, inquire regularly of management of Trinidad and the independent auditor of any significant issues between them and how they have been resolved, and intervene in the resolution if required; and

(ix) review the engagement reports of the independent auditor on unaudited financial statements of the Trust.

(e) Oversight in Respect of Audit and Non-Audit Services

(i) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

A. the aggregate amount of all such non-audit services provided to the Trust constitutes not more than 10% of the total amount of revenues paid by the Trust to the independent auditor during the fiscal year in which the non-audit services are provided; and

B. such services were not recognized by the Trust at the time of the engagement to be non-audit services; and

C. such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(f) Oversight in Respect of Certain Policies

(i) establish procedures for: (a) the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submissions by employees of Trinidad of concerns regarding questionable accounting or auditing matters.

(ii) periodically review the Trust's public disclosure policy.

The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at each of its scheduled meetings. If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

20. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

21. Review of Committee's Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

22. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Trust's financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management of Trinidad and the independent auditor. The Committee and its Chair are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Trust, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. The role of all Committee members is to oversee the process, not to certify or guarantee the accuracy or completeness of the internal or external audit of the Trust's financial information or public disclosure.